Follow-Up Materials

06013883

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REGISTRANT'S NAME Aztec Hambro Mining

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**FORMER NAME

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JUN 01 2006

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FILE NO. 82- 34734 FISCAL YEAR 12-31-05

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DAT : 6/1/06

82-34734

PETER HAMBRO MINING PLC

ARLS
12-31-05

ANNUAL REPORT
AND ACCOUNTS 2005
MINING FOR SUCCESS

Contents

For glossary of terms see the Company website at www.peterhambro.com

Within this report Peter Hambro Mining PLC is referred to as PHM, the Company and the Group.

PETER HAMBRO MINING PLC

MANAGING COMPANY PETER HAMBRO MINING*

*MC PHM is a Moscow-based company involved in the operations and development of PHM assets and has no material ownership of any Group assets.

The diagram on the front cover represents Peter Hambro Mining's virtuous cycle of value creation which depicts drilling, mining, gold pouring and expansion at Pokrovskiy Rudnik.

AMUR REGION

> **Pokrovskiy Rudnik**
98.6% OWNERSHIP

> Pokrovskiy mine
> Pioneer mine
> Malomir deposit
> Voroshilovskoye deposit

> **Rudnoye JV**
50% OWNERSHIP

> Odolgo mine

> **Tokurskiy Rudnik**
100% OWNERSHIP

> Tokur deposit
> Koboldo mine

> **Victoria**
100% OWNERSHIP

> Chagoyansk deposit

> **Omchak JV**
50% OWNERSHIP

> Noviye Tekhologii
> Zeyazoloto

Gold mining is one of the chief industries of the Amur Region where the Group's principal assets are located. The region's sound infrastructure and accessible energy supply make it an ideal base for gold production. As well as ranking third amongst the main gold producing regions of the Russian Federation, the other primary industries of the Amur Region are electric power, coal production, food, timber and wood processing. It is also one of the main agricultural areas of the Far East.

MAGADAN REGION

> **Omchak JV**
50% OWNERSHIP

> ZAO Nelkobazoloto
– Shkolnoe mine
– OAO Berelekh
> Berelekh mine
– OAO Susumanzoloto

The Magadan Region is Russia's most important gold mining territory; there are nearly 2,000 placer gold deposits and 100 gold ore deposits in the area. Since the 1930s over 80 million ounces have been produced from alluvial and hard-rock mines. Due to the prevalence of the mining industry, the region's infrastructure is well established, with good all-weather roads and a readily available electricity supply predominantly from the Kolyma River hydro-electrical station.

YAMALANENETSKY AUTONOMOUS REGION

> **YamalZoloto**
100% OWNERSHIP

> Novogodnee Monto deposit
> Petropavloskoye deposit
> Yamalskaya Gornaya Kompania assets

The oil and gas industry is the leading economic sector of the Yamalanenetsky Autonomous Region, and therefore there is a well developed local infrastructure which benefits our mining operations. YamalZoloto's main assets are well located near to the regional capital of Salekhard on the Ob River. The area borders the Komi Republic, the Khanty-Mansiisk Autonomous Region and the Taimyr Autonomous Region.

OTHER REGIONS

Chita
Omchak JV 50%
> Verkhne-Aliinskoe deposit
> Kuliinskiy deposit
> Bukhtinskiy deposit

Republic of Sakha (Yakutia)
Omchak JV 50%
> Uduma deposit

Buryatiaya Region
Region 100%
> Exploration stage company

PETER HAMBRO MINING PLC IS A GOLD PRODUCER, TRADED ON LONDON'S ALTERNATIVE INVESTMENT MARKET (AIM) AND FOCUSED ON THE MINING INDUSTRY IN RUSSIA

+19%
Group attributable production increased by 19% to 249,000, including an increase at Pokrovskiy of 21%

100 million
Significant Group reserves and resources increase to a total of 100 million ounces

17%
Cash operating costs increase contained at 17% despite general increases in all external input costs

+20%
Shareholders' funds increased by 20%

+US$1 billion
Conservative forecast value of four key assets at a US$ 450/oz gold price generates in excess of US$1 billion net present value

Company development of in-house expertise to deliver million ounce target, including creation of what is believed to be the largest private laboratory capacity in Russia

OPERATIONAL AND FINANCIAL HIGHLIGHTS

Turnover
(inc. share of joint ventures US$ '000)

03	04	05
43.66	62.11	91.25

Operating profit
(US$ '000)

03	04	05
13.80	22.70	17.49

Retained profit for the year
(US$ '000)

03	04	05
10.38	15.31	12.35

Earnings per ordinary share
(US$)

03	04	05
0.18	6.22	0.17

Net assets
(US$ '000)

03	04	05
116.366	202.264	244.449

Attributable production
('000 oz)

03	04	05	06
148.8	209.0	249.0	250.0

THE VIRTUOUS CYCLE OF VALUE CREATION

THE SUCCESSFUL CREATION OF VALUE THROUGH THE EXPLORATION FOR, AND DEVELOPMENT AND OPERATION OF, GOLD MINING PROJECTS MAY BE SEEN AS THE FOUR STAGES OF A VIRTUOUS CYCLE. PETER HAMBRO MINING'S OPERATIONS FOR THE PAST ELEVEN YEARS HAVE FORMED THE STAGES OF SUCH A VIRTUOUS CYCLE, WHICH HAVE CREATED THE CRITICAL MASS AND ENERGY TO ENSURE ITS CONTINUING FLOW

1

Capital generation
Capital in the form of exploration, development and operating assets combined with prudent equity and debt finance management is the essence of successful growth. The Group has a cash balance of US$145m and four primary assets, from which the US$450/oz gold price conservative forecast of a net present value of more than US$1bn can be generated.

2

Assets & strategy
Combination of organic growth and development in Group projects with the acquisition of high quality assets, both supported by local expertise and advantageous infrastructure. The creation of a balanced and fluid resources portfolio pyramid (see page 15); with an extensive exploration portfolio supporting the most advanced four assets which generate the more immediate production target.

3

Efficiency & production
Production, using advanced and well proven technologies on a strong asset base, supports a position of cost strength and margin expansion. Exploiting the excellent infrastructure available at site, including valuable power and transport networks.

4

Strong management
The most valuable asset within the portfolio. Proven track record of delivery on construction and production targets on time and on budget. Constant programme of development and expansion through training and recruitment alongside human resources policies designed to incentivise and maintain key managers.

260 specialists

PETER HAMBRO MINING NOW HAS 260 SPECIALISTS WORKING WITHIN THE GEOLOGICAL DEPARTMENT

ACHIEVING VALUE ESCALATION BY ENHANCING AND EXPANDING THE ASSET PORTFOLIO

Reserves and resources('000 oz)


Reserves
Resources
70,551
93,240
7,476
9,033
04
05

21% Increase in reserves

32% Increase in resources

ACHIEVING VALUE THROUGH EFFICIENT EXCAVATION OF ORE WASTE

1. Advanced stripping at the Pokrovskiy deposit
2. Exploration and development laboratory at Pokrovskiy
3. Construction work on the expansion of the Pokrovskiy mill

PHM materials moved (million m³)


4.54
5.25
37.87
04
05
06

5.2million m^3

MATERIAL MOVED AT POKROVSKIY MINE IN 2005

THE EFFICIENT OPERATION OF A LARGE MINE REQUIRES A CONSTANT BALANCE BETWEEN THE MINING OF ORE AND WASTE. BLOCK MODELLING OF THE PIT SHELL AND GPS MONITORING OF ALL TRUCKS

90%

AVERAGE RECOVERY RATE EXPECTED AT PETER HAMBRO MINING'S EXPANSION PROGRAMME PLANTS

ACHIEVING SUCCESS THROUGH DELIVERY ON ALL PRODUCTION TARGETS

1. Mining operations continuing through the night at Pokrovskiy
2. Operations centre within Pokrovskiy mill
3. Grinding circuit at Pokrovskiy mill

Pokrovskiy mine gold production ('000 oz)


121
154
186
186
03
04
05
06

CHAIRMAN'S STATEMENT

MR HAMBRO WAS A BANKER AND THEN DEPUTY MANAGING DIRECTOR OF MOCATTA AND GOLDSMID, RESPONSIBLE FOR WORLDWIDE MARKETING OF ITS PRECIOUS METAL DEALING, BANKING AND DERIVATIVE SERVICES. IN 1990 HE FOUNDED PETER HAMBRO PLC AS A MINING FINANCE HOUSE IN LONDON.

HE HAS BEEN EXECUTIVE CHAIRMAN SINCE THE GROUP'S FORMATION IN 1994.

MR PETER HAMBRO

No.1
Number one non-state employer, gold and GDP producer in the Amur region

£1bn
The Company now has over £1bn market capitalisation

1,000,000oz
The Company is on track to hit 1,000,000oz production target in 2009

2005 was the year in which the first steps of the Group's major expansion were taken. Total attributable gold production increased by nearly a fifth with Pokrovskiy production up by 21% and contributions from new assets making up 6% of the total. The average price received for gold during 2005 was US$442/oz, a 10% increase on that achieved in 2004. The market price today is more than US$700/oz.

While enjoying another excellent year from a production growth and turnover point of view, the increases in the quality and quantity of the Group's reserve and resource base form a sound foundation from which to achieve its ambitious growth objectives.

Inflationary pressures on our input costs and accounting for development costs on the new projects have resulted in somewhat lower earnings per share than we had hoped for.

The proceeds from our US$140m convertible bond issue and the cash flow from sales of higher priced gold have increased confidence in the Group's ability to finance its 2009 production target.

With a forecast production of 250,000 ounces in 2006 we are now approximately a quarter of the way towards delivering our million ounce target in 2009. Our estimates of the economics of this plan, which were discussed in the Group's analysts' workshop in January 2006, remain substantially unchanged.

Competition for mining assets – both geological and human – in Russia and particularly in Eastern Siberia has intensified. On the one hand, Russian and Western mining companies have come to understand the potential in this area that PHM identified more than a dozen years ago and, on the other, the international mining community is becoming less wary of doing business in Russia. The new enthusiasm for the area means that the Group's policy of acquiring early stage development assets has been strongly validated. Our resource planning is well advanced, particularly in respect of human resources, and development of in-house expertise as evidenced by our substantial laboratory capacity and construction and engineering teams.

In order to aid our shareholders' understanding of the Group's business we have set this year's annual report on a theme of the Virtuous Cycle that we believe has helped create the Group. I hope that this goes some way towards demonstrating the rational approach that we take to increasing the value of the Company.

In spite of the cost pressures – and particularly with worldwide gold prices becoming increasingly strong – I believe that we can look forward to a successful future.

Share price performance 2004-2005



10
9
8
7
6
5
4
(UK £)
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

— POG share price
— FTSE AIM All-Share – price index (rebased)
— FTSE 350 Mining £ – price index (rebased)
— Gold Bullion US$/Troy Ounce (rebased)

DEPUTY CHAIRMAN'S STATEMENT

DR MASLOVSKY WAS A PROFESSOR OF PLASTICITY AT THE MOSCOW AIRCRAFT TECHNOLOGY INSTITUTE. IN 1991 HE EMBARKED ON A BUSINESS CAREER AND IN 1994 BECAME THE CHAIRMAN OF JSC POKROVSKIY RUDNIK.

DR PAVEL MASLOVSKY

Gold price and rouble exchange rates 2004-2005



560
520
480
440
400
(US$/oz)
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC
— Gold price (US$/oz)
— US$/Russian rouble (rebased)

The Group's development and exploration activities in 2005 were concentrated on providing the understanding of the gold-in-the-ground necessary to meet our one million ounce per year production target for 2009.

Of particular note is the success of the process engineers with the fanglomerate resource at Pokrovka 2, which hitherto was considered as a less than 1.0g/t low-grade resource. This ore is within an entirely different type of deposit – effectively an ancient placer rather than a hard-rock deposit – made up of 10% quartz rock and 90% fine grain material, with the quartz hosting 70% of the gold. The proposed addition of a simple pre-washing technique would remove the finer matrix and increase the grade delivered to the mill to c.8.0g/t.

More generally we have acquired greater confidence in our P2 and P3 category resources that were predicted by both geochemical and geophysical methods. Drilling and trenching on targets identified by this method has validated many of these predictions. At Pioneer the geologists are developing a new structural interpretation of the deposit and this was recently re-asserted by the confirmation of a further high grade column previously identified by geochemical modelling – this one with average grades of over c.222.0g/t over c.8.5 metres.

At Malomir the previous estimates have been confirmed and enlarged by c.20% through exploration. A new ore zone was recently identified on the far side of the valley.

In addition to this, the exploration work on Novogodnee Monto and other deposits on our licence area in the Yamal region has progressed well and it is gratifying to note that SRK, in its report to the Board, shares our enthusiasm for the new Yamal licence areas when it says that the two licences will in due course confirm the existence of ore grade mineralisation with indications of a resource in excess of 5 million ounces of gold.

The expansion programme required new investment in training and manning for the development of Malomir, as well as at Pioneer and Pokrovskiy flanks. Repairs and refurbishment of equipment generally destined for the new projects was also a major expense item. Some of these expenditures, largely because they were not specifically identifiable for a particular project, have been charged as operating expenditure this year – contributing to a short-term downturn in earnings per share.

In 2006 we continue the demanding expansion of operations, teams and assets with which to achieve our aggressive growth programme and I remain confident that this is on track.

Operations at Pokrovskiy remain the Group's key source of profit and cashflow. Operating costs have suffered mainly due to external inflationary pressures but we are addressing these costs in direct and substantial measures to redress the recent increases.

19%
Increase in Group attributable gold production

US$125/oz
GIS cash operating costs lowest in Russia

31%
Increase in Group reserves and resources

OPERATIONS REPORT

- Group attributable production increased by 19% to 249,000, including Pokrovskiy increase of 21%
- Significant attributable production received from Amur region strategic assets
- Trial mining and processing of Pioneer ore proves effectiveness of mining methods and processing technology
- Continued expansion programme at Pokrovskiy mill
- Omchak JV contribution decreases with change in proportion owned by PHM

Andrei Luschei
General Director – Pokrovskiy mine
Mr Luschei is a qualified geological engineer and lawyer. He worked at a number of geological research institutes specialising in the Russian Far East and subsequently became a Vice Governor of the Amur Region before joining the Group in April 2004 when he was appointed General Director.

OPERATIONS REPORT POKROVSKIY RUDNIK

Total material moved
(m^3 '000)


3,463
3,831
4,768
6,084
02
03
04
05

Ore mined
(tonnes '000)


1,375
1,053
1,088
1,526
02
03
04
05

Ore processed
(tonnes '000)


846
1,366
1,785
2,111
02
03
04
05

Total gold recovered
(ounces '000)


70
121.2
153.9
185.7
02
03
04
05

2005 SAW ANOTHER YEAR OF GROWTH AND CONSOLIDATION AT POKROVSKIY WITH SIGNIFICANT OPERATING IMPROVEMENTS. BALANCING A DESIRE FOR IMPRESSIVE ANNUAL RESULTS WITH THE INITIATION OF AN EXTENSIVE EXPANSION PROGRAMME IS IMPERATIVE BUT CHALLENGING

Mining
- Improvement in quality of ore extracted with the help of MicroMine and benefits from long-term advanced stripping programme
- New mining and transportation equipment improving operating efficiencies
- Expansion of the two Pokrovskiy pits

Processing – resin in pulp
- Plant operating at designed capacity of 1.5mtpa, further expansion work commenced
- Improved monitoring technologies implemented to advance mill throughput
- Desorption process upgraded to extract more silver

Processing – heap leach
- Double stacking process yielding good gold extraction rates
- Lowered grades yield similar production due to technology advances

Mining
Full production from both pits at Pokrovskiy involved the moving of 5.2 million cubic metres of material containing 1.4 million tonnes of ore. This represents an increase in material moved of 16% over 2004 whilst contained ore is increased by 33%. The grade of the ore moved was up by 6% on 2004 at 3.6g/t.

The increase in mining capacity is the result of an increase in the mining fleet, personnel and general operations. Equipment purchases included 5 new Belaz 45 tonne trucks, 2 large Caterpillar bulldozers and numerous smaller items. The entire truck fleet is now tracked and co-ordinated remotely which has improved both ore and waste transport logistics.

Mining operations in 2006 are planned to continue at similar levels to the expanded operation in 2005. The 2006 mine plan foresees a similar grade profile from a blending of some newly uncovered high grade pockets with the more common lower grade ore.

Applications have been made to the regional Ministry of Natural Resources to approve the increase in the planned pit shell in order to mine further areas of rich ore to the South West of Pokrovka I. Advanced stripping continues on the pit expansion areas.

Peter Hambro Mining schedule of mining operations

	Units	2005	2004
Pokrovskiy deposit			
Total material moved	'000 m^3	5,248	4,540
Including advanced stripping	'000 m^3	1,180	1,028
Ore mined	'000 t	1,393	1,045
Grade	g/t	3.6	3.4
Gold	'000 oz	159.8	113.7
Including rich ore	'000 t	899	608
Grade	g/t	4.7	4.5
Gold	'000 oz	135.7	88.5
Pioneer deposit			
Total material moved	'000 m^3	836	228
Ore mined	'000 t	133	43
Grade	g/t	3.5	7.6
Gold	'000 oz	15	10.4
Total material			
Total material moved	'000 m^3	6,084	4,768
Ore mined	'000 t	1,526	1,088
Grade	g/t	3.6	3.5
Gold	'000 oz	174.8	124.1

Peter Hambro Mining schedule of processing operations

RIP Plant	Units	2005	2004
Ore from Pokrovskiy pit	'000 t	899	637
Grade	g/t	4.7	4.2
Gold	'000 oz	136	90.6
Ore from stockpiles	'000 t	444	454
Grade	g/t	2.8	3.1
Gold	'000 oz	39.4	45.5
Pioneer ore (technological sample)	'000 t	53	38
Grade	g/t	5.7	8.4
Gold	'000 oz	9.7	10.1
Total milled	'000 t	1,397	1,165
Grade	g/t	4.1	3.9
Gold	'000 oz	184.9	146.2
Recovery	%	91.50%	90.70%
Gold recovered	'000 oz	169.2	132.7
Heap leach			
Ore stacked	'000 t	714	620
Grade	g/t	1.5	1.8
Gold	'000 oz	38	35.3
Recovery	%	48.90%	60.0%
Gold recovered	'000 oz	16.5	21.3
Total			
Total gold recovered	'000 oz	185.7	153.9

Processing – RIP Plant

The Resin in Pulp plant (RIP) processed 20% more material in 2005 than in 2004, with grade up by 5% and consequently gold production up 27%. The third grinding circuit constructed in 2004 operated throughout the year at full design capacity. The capacity of the plant at year end was c.1.5mtpa. The construction of the required building space and equipment for the interim expansion plans to take capacity to c.2.2mtpa are well underway and are expected to be completed by August 2006.

The ongoing maintenance programme of the mill is continuing and in 2005 only reduced production by less than 7% versus capacity.

Approximately two thirds of the mill feed for 2005 was delivered from the Pokrovskiy pits, a 4% contribution is the continued technical sample from the Pioneer deposit whilst the remaining feed is part of the blending process using ore from the Pokrovskiy stockpiles. Partly as a result of the Pioneer study, the Group decided to add reagents to the ore at the grinding stage which has already resulted in an increased recovery rate.

During the year, the desorption process at the plant was improved to achieve a more complete extraction of silver. As a result of this, silver production doubled in the fourth quarter and should continue at this increased rate.

Processing – Heap leach

The process of double stacking the heap leach was tested in 2004, and in 2005 showed good gold extraction results. Ore processed by the heap leach in 2004 showed a 60% recovery rate but was subsequently left on the pad where in 2005 a further 15% recovery of gold from this ore was achieved. Due to the Group's calendar reporting period, recovery is shown at 60% in 2004 but this extra recovery at 15% reduces the 2005 recovery when in reality the number would be in excess of 60% for the continuous period.

The enhancement in heap leach technology has preserved production costs at last year's level despite gold grades in the heap leach ore being 17% lower than in 2004 (1.8g/t – 2004 versus 1.5g/t – 2005). The enhanced technology allows economic treatment of grades lower than originally anticipated which will consequently allow an increase in the reserve base of the deposit.

The construction of the further heap leach pads at Pokrovskiy is well underway and it is expected to produce gold from this year whilst the older pads are subject to the maintenance programme.

Operating Costs

2005 Gold Institute Standard ("GIS") Total Cash Cost for Pokrovskiy is US$159/oz. – a rise of c.18% compared to 2004.

As is common throughout the extractive industry globally, material and input costs at the Pokrovskiy mine experienced upwards pressure from external factors during 2005. For Pokrovskiy, fuel, energy and plant consumables prices have increased by 36%, 26% and 30% respectively. Direct mining expenses can be broken down into 49% raw materials (2004 – 41%), 28% fuel & energy (2004 – 28%) and 23% labour (2004 – 31%).

The Group has put in place a series of long term and significant cost cutting programmes, the effects of which should be felt during 2006 and in the following years. The key aim of the measures is to ensure a more efficient use of equipment, consequently reducing the amount of raw materials and fuel and energy that are used. The upgrading of the equipment fleet at Pokrovskiy is also helping this process.

The reorganisation of the Group company operating Pokrovskiy Rudnik should also improve the project's economics. An example of this is that the project's cost base is currently enlarged by the number of specialists and staff who are destined to work at the Group's other development projects. This labour cost will be included in the relative projects' accounts at the appropriate time.

2006 Workplan and Budget

The 2006 budget foresees a similar production level to that of 2005 at 185,700oz. Mine planning shows deeper level mining during 2006 processing harder and less oxidised ore. The grade of the ore mined is expected to be consistent with previous years. Increased and more efficient capacity at the RIP mill is forecast to deliver a similar level of production to that recovered in 2005.

The Pokrovskiy operations are not immune from the worldwide pressures on input costs, even though historically Pokrovskiy's operating costs have been relatively flat as the inflationary pressures were outweighed by increased economies of scale. During 2006 production levels are not forecast to increase markedly and consequently operating costs may well see upward pressure.

It is expected that the heap leach operations will enjoy an increased recovery rate of c.60-70% due to the new process of double stacking ore, although this has meant an extended time on the pads. The increased recovery rates have significantly increased the amount of ore that may be treated on the heap leach by lowering the acceptable cut-off grade. This is expected to increase the reserves and resources of the Pokrovskiy deposit in the longer term.

Gold Institute Standard – cost per ounce

Per Gold Institute Standard for reporting production costs (US$/oz)	2005	2004
Direct mining and processing expenses	95.0	73.0
Refinery & transportation cost	4.5	6.1
By-product credits	(0.9)	(0.2)
Other	26.8	28.0
Cash operating cost	125.4	106.9
Royalties	27.1	22.7
Production taxes	6.2	5.1
Total cash cost	158.7	134.7
Non-cash movement in stock	28.6	12.4
Depreciation/Amortisation	42.4	37.2
Total production cost	229.7	184.3

Pokrovskiy mine breakdown of direct mining expenses (GIS) 2005


10%
9%
40%
45%
48%
50%
Processing heap leach
Labour 28%
Raw materials 59%
Energy 13%
Mining and stockpiling
Labour 28%
Raw materials 37%
Energy 35%
Processing RIP plant
Labour 16%
Raw materials 61%
Energy 23%

EXPLORATION AND DEVELOPMENT OMCHAK JOINT VENTURE

Vladimir A Banin
General Director
Omchak Joint Venture
Mr Banin was appointed as General Director of the joint venture in November 2003. He is a qualified geological engineer and is also qualified in economics and management. Mr Banin has worked in the gold industry in the Russian North East for almost 25 years and previously chaired the Geological Committee of the Vice Governor of the Magadan Region.

THE OPERATING ASSETS OF THE OMCHAK JOINT VENTURE FULFILLED THEIR PRODUCTION TARGETS BUT WERE PARTICULARLY ADVERSELY AFFECTED BY FUEL PRICE INCREASES

EXPLORATION AND DEVELOPMENT RESULTS ARE VERY ENCOURAGING

Omchak JV
In 2005 ZAO Gold Mining Company Omchak (the 'Omchak JV') produced 79,000 ounces, predominantly from its two main assets in the Magadan region: Shkolnoye underground mine and Berelekh alluvial deposits. There was an 11% decrease in production in 2005, subsequently the Group's attributable production also decreased by 10% from 57,000 ounces to 51,600 ounces following a cash dividend receipt in December, which reduced PHM's interest in the JV from 65% back to 50%. The decrease in gold production was forecast as a result of the transition of mining to the lower horizon at the Shkolnoye deposit, where the ore is less rich, rather than a reduction in ore extraction and processing. The gold grade in saleable ore is now 10-15g/t, whereas in 2003-4 zones with gold grades of over 20g/t were mined.

Nelkobazoloto
The company mined 54,700 tonnes of ore in 2005. Mining has been switched to the lower horizon and, according to drilling results, there are 117,029oz of P1 reserves with a gold grade of 14.2g/t on levels -350m and -650m. In 2005 1,200m of underground drilling was carried out to provide access to the lower horizon. Gold production for 2006 is expected to be marginally over 16,075oz.

Berelekh
OAO Berelekh operates an alluvial mining enterprise in the Magadan region. During 2005 the company acquired 10 extra Libcher trucks, in order to reduce operational costs. There are around 10 tonnes of gold bearing sands with an average grade of 1.1g/m^3 available for open-pit extraction and 312,473oz of C1 and C2 underground reserves with an average gold grade of 3.86-9.77 g/m^3 at an average depth of 60m. A 26 ounce nugget (nuggets are usually between 0.04oz and 322oz) was extracted from one of the washing apparatuses and daily gold production on one piece of equipment reached c.92 ounces per day. The company plans to extract 57,871oz of gold through open-pit techniques in 2006. Due to continuous discoveries of new resources Berelekh will maintain production for the next five to six years.

Operating costs
Costs at Omchak have risen in 2005 due to a significant rise in material and input costs which have affected the mining industry as a whole. In addition, with c.40% of its costs connected to fuel and energy due to its alluvial operations, and significant foreign exchange translation losses, Omchak has suffered particularly with a 17% rise in total cash costs in 2005 to US$360/oz (2004 – US$307/oz) and a 19% rise in total production costs to US$388/oz (2004 – US$327/oz).

Business Development

Uduma

In 2005 Omchak acquired the Uduma deposit in the Republic of Sakha (Yakutia). The depth of the gold bearing layer is 1.0-6.0m and the gold grade of the sands ranges between 0.5-1.5 g/m^3. Gold mining will begin in 2006 once the project has been fully approved and developed, with planned production of 2,894oz for the year.

Noviye Tekhnologii and Zeyazoloto

In 2005 Omchak acquired 100% of OOO Noviye Tekhnologii and 50% of OOO Zeyazoloto, which have combined reserves and resources of around 80,377oz. The operations are alluvial and located in the Amur region near to PHM's Pokrovskiy mine. The gold is extracted using techniques similar to open pit operations, for which the company owns seven Komatsu bulldozers. During 2005, 381,200m^3 of waste rock was stripped and 222,400 m^3 of sand was processed. In 2006, 3,000m of core holes will be drilled and gold production is expected to reach 5,787oz.

Chita region

In 2005 Omchak won the auctions for three gold deposits in the Zabaikal Area (Chita region) with total reserves and resources of 4.7 million ounces and an average gold grade of 10.0-13.0g/t. The Verkhne-Aliinskoe deposit is made up of steeply dipping quartz-sulphide veins and mineralised zones. Gold grades vary from 0.8 to 332g/t and mineralisation reaches depths from 200m to 370-400m. According to laboratory testing a recovery rate of 95.9% gold and 91.4% silver is expected. Drilling will commence in 2006 and around 14,000m will be drilled and 120,000m^3 trenched in 2006-2007 in order to complete exploration and preparation of reserves for approval by the State Reserves Committee. The Kuliinskiy and Bukhtinskiy gold properties are hard rock deposits, suitable for open pit and underground development, and are accessible by existing roads and nearby major railways. Gold mineralisation at the Kuliinskiy ore field was established in 1966-67 and has since been studied at depth. An appraisal of both sites will be conducted in 2006 with further geological and geophysical research commencing in 2007, resulting in an eventual re-estimation of reserves and resources.

Omchak Joint Venture Production Report

		2005	2004	2003	2002
Nelkobazoloto – Shkolnoye Deposit					
Ore mined	t '000	54.7	50.9	42.5	40.5
Ore processed	t '000	54.2	65.0	56.6	35.6
Ounces produced	ounces '000	18.7	27.4	36.6	20.3
Berelekh					
Waste rock stripped	m^3 '000	8,724	9,311	9,547	9,675
Sands processed	m^3 '000	3,957	3,764	7,589	3,733
Ounces produced	ounces '000	57.2	61.5	59.9	62.4
Noviye Tekhnologii and Zeyazoloto					
Waste rock stripped	m^3 '000	381.2	–	–	–
Sands processed	m^3 '000	222.4	–	–	–
Ounces produced	ounces '000	3.1	–	–	–
Total gold production ounces	ounces '000	79.0	88.9	96.5	82.7
PHM attributable (50%) ounces	ounces '000	51.4	57.0	28.1	n/a

Omchak Joint Venture Gold production ('000 oz)

Total Gold production

PHM attributable

51.4

05

EXPLORATION AND DEVELOPMENT

Summary table of Peter Hambro Mining's reserves and resources

Area	Ore ('000 t) 2005	Gold Content (kg) 2005	Gold Content ('000 oz) 2005	('000 oz) 2004
Group summary				
C1**	30,729	61,578	1,980	*2,098*
C1+C2	1,269	11,332	364	*445*
C2	134,678	208,043	6,689	*4,933*
Total Reserves	166,676	280,953	9,033	*7,476*
P1*	150,584	301,479	9,693	*8,442*
P2	262,270	523,225	16,822	*27,617*
P2+P3	810,541	1,361,381	43,769	*29,589*
P3	648,000	714,000	22,956	*4,903*
Total Resources	1,871,395	2,900,085	93,240	*70,551*
Total Reserves & Resources	2,038,071	3,181,038	102,273	*78,027*

* It should be remembered that of the P Category Resources, P1 is always supported by drilling whereas this is not the necessarily the case for P2 and P3.

** Includes small area of B1 at Tokur deposit.

Reserves and resources ('000)



Reserves
Resources
93,240
70,551
7,476
9,033
04
05

21% Increase in reserves

32% Increase in resources

Nicolai Vlasov
Group Chief Geologist
Mr Vlasov was in charge of the State Mission that evaluated gold resources in the Russian Far East. As the Group's Chief Geologist he is responsible for exploration and grade control at Pokrovskiy Rudnik as well as other Group operations, development and exploration.

Jay Hambro
Business Development Director
Mr Hambro trained in resource finance at NM Rothschild & Sons, based in both London and the US and then moved to the investment banking division of HSBC as a Manager of Metals & Mining corporate finance before joining the Group full time in early 2002.

Dmitry Chekashkin
MC PHM Financial Director
Mr Chekashkin is a qualified engineer and worked as Deputy General Director of Finance for two leading gold mining enterprises in the Russian Far East before joining JSC Pokrovskiy Rudnik in 2003. In 2005 he was appointed Finance Director of Management Company Peter Hambro Mining.

- Reserves and resources of the Group reach an all time high of over 100 million ounces
- Continued flow of resources to reserves with substantial drilling and trenching programme continuing to find ore zones at targets identified by geochemical modelling
- Creation of in-house infrastructure teams suitable to meet development plans
- Doubling of Pioneer C2 reserves
- Malomir exploration programme confirms and enlarges estimates from previous work

VIRTUOUS CYCLE OF VALUE CREATION

Graphic representation of the Group's exploration and development status and plan for 2006 – showing projects, budgets and reserves and resources

Strategic ranking of projects

Pokrovskiy and Omchak

Pokrovskiy Flanks, Pioneer, Malomir and Novogodnee Monto

Amur North East Belt assets, Yamal Region assets and Omchak JV exploration assets

General portfolio of assets at greenfield or preliminary investigation target stage

Exploration and development budget

The Group's investment budget for exploration and development for 2006 is US$35.6 million, broken down as follows.

US$18.5 million

US$12.3 million

US$4.9 million

Approximate breakdown of the Group's reserves and resources

Reserves
The Group's reserve base reached an all-time high of 9,000,000oz with the majority of this coming from the projects contributing to the 2009 million ounce per annum production target

Resources
The Group's resource base has risen to over 90,000,000oz through the discovery, acquisition and definition of deposits whilst the flow to reserves has continued

For a detailed breakdown of reserves and resources see opposite page and individual project breakdowns.

EXPLORATION AND DEVELOPMENT

THE POKROVSKIY MINE IS THE CORE OPERATING ASSET OF THE GROUP. THE EXPANSION TO ONE MILLION OUNCES PRODUCTION PER ANNUM IN 2009 INCLUDES FORECAST PRODUCTION FROM THE DEVELOPMENT AND OPERATION OF THE FLANKS OF POKROVSKIY

Pokrovskiy – resources and reserves

Area	Category (B, C or P)	Ore ('000t)	Gold content (kg)	Gold content ('000oz)
Pokrovskiy deposit				
Conditioned ore reserves	C1	16,947	39,054	1,256
Low grade reserves	C2	4,337	10,277	330
Stockpiles	C1	9,850	9,753	314
Subtotal for Pokrovskiy deposit		31,134	59,084	1,900
Flanks of Pokrovskiy deposit				
Reserves in flanks	C2	21,892	20,877	671
Exploration areas*	P1	30,909	29,855	960
	P2	96,630	202,775	6,519
	P3	20,000	39,000	1,254
Subtotal for flanks of Pokrovskiy		169,431	292,507	9,404
Total for Pokrovskiy area		200,565	351,591	11,304
C – Russian reserves		53,026	79,961	2,571
P – Russian resources		147,539	271,630	8,733

* It should be remembered that of the P Category Resources, P1 is always supported by drilling whereas this is not the necessarily the case for P2 and P3.

- **New reserves found within, beside, and below the current Pokrovka-1 pit**
- **Major fanglomerate-hosted resource discovered in Pokrovka-2 area, to be explored in 2006**
- **Gold mineralisation confirmed in areas predicted by the earlier 3D geochemical modelling study**

2005 work
9,000 metres of drilling completed on the Pokrovskiy deposit, 11,400m on the flanks, and 19,000m^3 of trenching on the flanks. Emphasis has been placed on expansion of the open pit reserves at Pokrovka-1, and exploration of the recently identified fanglomerate deposit in the Pokrovka-2 area, discussed in more detail below.

Results/Conclusions
Detailed exploration within and adjacent to the Pokrovka-1 pit has proved extensions of the ore bodies, with potential for pit expansion to the East to exploit an ore bridge between the Glavnoye and Ozernoye ore bodies. Within the pit, an additional 30,000oz of gold reserves have been proved and already mined. There is now also drill hole evidence for a high-grade extension of the Glavnoye ore body, at grades of 6g/t down to the 120m level (200m below surface). The currently approved ultimate pit depth is the 190m level.

On the Pokrovskiy flanks, the most significant activity has been the exploration of a major new ore zone within the Pokrovka-2 area. This is an entirely different type of deposit. A very large mapped deposit of fanglomerate (unsorted flood sediments) of late Cretaceous age extends from Pokrovka-2 over a wide area South Eastwards. It has been explored within Pokrovka-2 sufficiently to identify 220,000 ounces of gold reserves (C2 category) at 0.8g/t to a depth of 60m, and a further 831,000 ounces of gold in P1+P2 resource category. Although low-grade, it is easily enriched by washing away the fine matrix, as most of the gold is contained within coarse fragments of the primary ore body. The present reserve and resource estimates are based on exploration of only a portion of the mapped outcrop area (4km^2) of the fanglomerate, so the total is expected to be greater, extending from Pokrovka-2 South Westwards to the Nadvigovy area.

Exploration also continues in other areas. Notably drill holes and trenches along the Sergeevsky fault (North East of Pokrovka-1) at locations indicated by the 3D geochemical model have identified significant mineralisation. This data further validates the geochemical modelling method and identifies areas for more intensive exploration in 2006.

2006 onwards
The Pokrovka-2 fanglomerate is to be intensively explored by drilling, and beneficiation studies will be continued on bulk samples. If gold mineralisation is established throughout these fanglomerates, the resource will be comparable with the entire resource of the Pokrovskiy deposit.

Exploration (trenching, plus shallow and deep drilling) on the flanks will continue, in particular to delineate the zones of mineralisation identified along the Sergeevsky fault to the North West of Pokrovka-1.

Active exploration is now also planned in an outer set of prospects under a newly acquired licence (Zheltunak). This new licence covers a number of separate 'outer flanks' areas at distances of 5-15km from Pokrovka, and intensive exploration is planned on these in 2006. In one area, Velikiye Luzhki, South West of the town of Tygda and adjacent to the Trans-Siberian railway, shallow drilling and trenching has already started on an area of Jurassic sandstones and siltstones with gold/quartz/pyrite mineralisation.

The new Pokrovskiy Flanks mill is expected to begin operating in 2009 with an estimated gold production figure of 330,000oz per annum. Total capital expenditure requirements for the mill and associated infrastructure and mining operations are estimated to be US$134m.

EXPLORATION AND DEVELOPMENT

THE PIONEER DEPOSIT IS C.30KM FROM THE EXISTING OPERATIONS AT POKROVSKIY. THE DEPOSIT APPEARS TO HOST A LARGE ORE BODY WITH HIGH GROWTH ORE COLUMNS AT REGULAR INTERVALS

PHM BEGAN EXPLORING THE DEPOSIT IN 2001 AND EXPECTS TO BEGIN COMMERCIAL PRODUCTION DURING 2007

Pioneer – reserves and resources

Area	Category (B, C or P)	Ore ('000t)	Gold content (kg)	Gold content ('000oz)
Pioneer deposit				
Bakhmut, Promezhutochnaya,	C2	69,073	96,137	3,091
and Yuzhnaya (cont.)*	P1	14,810	23,260	748
Other exploration areas*	P1	1,340	4,550	146
	P2	111,640	194,450	6,252
Total for Pioneer area		196,863	318,397	10,237
C – Russian reserves		69,073	96,137	3,091
P – Russian resources		127,790	222,260	7,146

*It should be remembered that of the P Category Resources, P1 is always supported by drilling whereas this is not the necessarily the case for P2 and P3.

- **Two pilot-scale open pits are now operating, on the first two ore columns discovered**
- **Further ore columns found, currently undergoing detailed delineation exploration**
- **Gold ore bodies discovered on Zapadnaya and Zvezdochka zones; to be explored in detail in 2006**

2005 work

$116m^3$ of trenching and 19,400m of deep drilling were done in 2005, and with commissioning of the laboratories, the outstanding backlog of assays from 2004 and all assays from 2005 were completed.

Two pilot-scale open pits are now operating, on the Apophysis 1 ore column in the Bakhmut zone, and on the ore column at the North East end of Promezhutochnaya zone. The first has reached 30m depth in high-grade ore, the second is still at the pre-stripping stage.

Results/Conclusions

Exploration in 2005 has proved a number of additional ore columns similar to Apophysis 1 and the ore column at the North East end of Promezhutochnaya zone. There is a second ore column on Promezhutochnaya zone, which is being delineated on a 20m x 20m drilling grid. The oxide zone here extends to 40m depth. The primary ore contains 5-10% sulphides, but gold is predominantly associated with the quartz.

On the three main ore zones (Bakhmut, Promezhutochnaya, and Yuzhnaya) 2005 exploration drilling and trenching, and completion of all outstanding assays, has allowed the conversion of most of the P1+P2 resources to C2 reserves: in 2005 there were 50.5mt P2+P1 and 30.3mt C2. Now the C2 reserves have more than doubled to 69.1mt, and P1 resources are 14.8mt of ore; none remain in the P2 category.

In Yuzhnaya zone, the existence of an ore column at the Northern end (explored intensively in 2004-5) has now been proven and there is evidence of a second ore column 800m to the South. It has been intersected in two trenches and 10 drill holes.

With commissioning of the new laboratory facilities, the assay backlog has now been cleared, and positive results obtained for a number of the Pioneer satellite zones.
In two of these particularly significant gold mineralisation has been found: in Zapadnaya zone, three trenches and one drill hole have intersected up to 3m thickness at 10g/t.

The Zvezdochka zone is intersected in 11 trenches and there are believed to be a number of 'en echelon' high-grade ore bodies (assays up to 22g/t), one of which is at least 120m long, identified in 6 trenches.

A new structural interpretation for Pioneer has been developed, recognising the coincidence of the several discovered ore columns (including the newly identified Zvezdochka and Zapadnaya mineralisation) with the intersection of regularly spaced fracture systems (see map). This conceptual model can now be used, in combination with other methods including the 3D geochemical modelling, for identification of further exploration targets. One of the most promising of these, to be explored in 2006, is Andreevskaya, to the South West of the main Pioneer deposits – where a very recent drill hole has intersected a 20m mineralised zone containing grades over 1,000g/t.

2006 onwards
Cross-cutting trenches and further drilling is planned to fully delineate the newly discovered ore column in the South of Yuzhnaya zone.

More detailed exploration (trenching and drilling) will be done to delineate the Zapadnaya and Zvezdochka ore zones.

Moreover, 2006 exploration priorities will also include work to delineate the ends of the Bakhmut and Yuzhnaya zones which are still open to the North West and the South respectively; systematic exploration of the Andreevskaya zone where very high gold and silver grades have been found, and exploration of the Vostochnaya zone in the South West, where the 3D geochemical modelling suggests important gold-bearing mineralisation (the Zvezdochka and Zapadnaya ore bodies also coincide with anomalies in the geochemical model).

The new Pioneer heap leach facilities are expected to begin operating in 2007. High grade ore is planned to be stockpiled and trucked to the new Pokrovskiy Flanks mill, which is planned to be commissioned in 2009. Estimated 2009 gold production from the heap leach is 150,000oz and from the high grade is 100,000oz. Total capital expenditure requirements for the heap leach, associated infrastructure, transport, and mining operations are estimated to be US$81m.

EXPLORATION AND DEVELOPMENT

PHM WAS SUCCESSFUL IN THE STATE AUCTION OF THE MALOMIR DEPOSIT IN FEBRUARY 2005. TO DATE THE GROUP HAS CARRIED OUT A SUBSTANTIAL DRILLING AND TRENCHING PROGRAMME, AS WELL AS CONSTRUCTING A LARGE EXPLORATION AND MINING BASE AND NEARING COMPLETION OF AN ALL-YEAR ROAD TO SITE

Malomir – reserves and resources

Area	Category (B, C or P)	Ore ('000t)	Gold content (kg)	Gold content ('000oz)
Malomir deposit and flanks				
Deposit*	C2	23,550	47,500	1,527
	P1	65,300	132,800	4,270
Exploration areas	P2+P3	456,000	384,800	12,372
Total for Malomir areas		544,850	565,100	18,168
C – Russian reserves		23,550	47,500	1,527
P – Russian resources		521,300	517,600	16,641

* It should be remembered that of the P Category Resources, P1 is always supported by drilling whereas this is not the necessarily the case for P2 and P3.

- **Confirmation drilling in Diagonal zone central area indicates 20% higher reserves than anticipated – previous estimates for this 480m-long section were 12.4mt ore at 1.68g/t (21t gold), new estimates for the same section are 16.2mt ore at 1.72g/t (27.85t gold)**
- **Thick high-grade ore-column identified at North East end of Diagonal zone**
- **Major new heap-leachable resource identified in the Quartzite zone: potentially 9,650,000 ounces gold resource (C2+P1+P2+P3)**

General Description
The mining licence area covers two major gold deposits of contrasting geology and ore type:

- The Diagonal zone, to the South of the East-West Malomir fault, consists of a low angle thrust belt within a Lower Paleozoic black shale sequence. Gold mineralisation is hosted by quartz veins and stockworks and is also disseminated in crush zones above the basal Diagonal thrust (of South-West North-East strike, and dipping 20-30 degrees to the North West), with associated pyrite and arsenopyrite.
- The Quartzite zone consists of gold dissemination throughout the mass of a series of chemically altered (beresitised) granitoid intrusions in hills to the North of the Malomir fault.

2005 work
A fully equipped exploration camp is now set up at Malomir, and a permanent mine access to the main regional road and power line are nearing the end of construction.

Exploration trenching (197,000m³) and drilling (2,632m) during 2005 concentrated on confirmation and extension of reserves on the Diagonal zone. So far a central area 480 metres along strike has been re-evaluated.

The Tokur laboratory is now entirely committed to assaying Malomir samples.

Results/Conclusions
Not only are previous estimates confirmed, but both grade and tonnage are higher than anticipated, with a 20% increase in contained gold in one 480m-long section of the Diagonal zone: previous estimates for this section were 12.4 million tonnes ore at 1.68g/t (contained gold 675,000 ounces) at 1g/t cut-off, with the new figures being 16.2 million tonnes ore at 1.72g/t (900,000 ounces gold) at 0.8g/t cut-off.

With a reduction in cut-off grade to 0.6g/t it has been found that the separate branches of the Diagonal zone can be aggregated into a single very thick ore body.

A significant new finding is that near the North East end of the Diagonal zone, at the junction with several overlying branch thrusts, there is a thick high-grade ore column not previously recognised, with trench sample assays indicating 15g/t over 4 metres thickness, and a total ore thickness of 93 metres at 1.8g/t.

2006 onwards

Core drilling continues in 2006 with four rigs operating (including one temporarily transferred from Tokur), and trenching is to be extended Westwards along the Diagonal zone.

Trenching and drilling is also planned on five of the granitoid masses which constitute the quartzite zone. Previous data from just one of these established a large low-grade resource (6.3mt at 2.4g/t C2+P1 plus a further 406 mt potential at 0.7g/t, of P2+P3 resources), and metallurgical tests demonstrated the feasibility of cyanide leaching, with 80% recovery from 10mm crushed material. Although the other bodies have not yet been systematically sampled, all available assays show grades of at least 0.3g/t, with low sulphide content.

On the Diagonal zone, studies are to be conducted to identify markers for the primary, the possible semi-oxidised, and the oxidised zones, and metallurgical testing will be carried out on a bulk sample to be collected from each ore type. Completion of this testing, together with parallel hydrogeological, engineering geology, topographic survey, and environmental studies also to be conducted in 2006, should allow the P1 resources to be converted to C2 reserves.

Tailings from abandoned placer operations in the Malomir valley will also be tested for easily extractable gold.

The planned Malomir mill is expected to begin operating in 2008 with an estimated gold production figure of 400,000oz. Total capital expenditure requirements for the mill and associated infrastructure and mining operations are estimated to be US$112m.

EXPLORATION AND DEVELOPMENT

THE YAMAL ASSETS ARE LOCATED IN THE ARCTIC CIRCLE WITHIN THE YAMALANENETSKY AUTONOMOUS REGION

THE PRIMARY ASSETS ARE THE NOVOGODNEE MONTO AND PETROPAVLOSKOYE DEPOSITS

YGK OWNS A NUMBER OF EARLY STAGE GOLD, POLYMETALLIC AND BASE METAL DEPOSITS

YamalZoloto – reserves and resources

Area	Category (B, C or P)	Ore ('000t)	Gold content (kg)	Gold content ('000oz)
Novogodnee Monto	C1+C2	1,235	10,500	338
	P1	2,210	9,320	300
Petropavloskoye*	C2	7,529	12,804	412
	P1	11,471	32,196	1035
Flanks of Petropavloskoye and Novogodnee Monto	P2	23,000	54,000	1736
Toupugol-Khanmeishorskoye area	P2	28,000	57,000	1,833
Total for OAO YamalZoloto area		73,445	175,820	5,653
C – Russian reserves		8,764	23,304	749
P – Russian resources		64,681	152,516	4,903
YGK				
Yahor-Laptayega area	P3	600,000	600,000	19,290
Schuchinskaya area	P2+P3	15,000	30,000	965
Rudniye Gorki area	P3	15,000	30,000	965
Ozernoye*	P1	6,600	3,300	106
	P2+P3	40,000	20,000	643
Total for YGK		676,600	683,300	21,969
C – Russian reserves		–	–	–
P – Russian resources		676,600	683,300	21,969

* It should be remembered that of the P Category Resources, P1 is always supported by drilling whereas this is not the necessarily the case for P2 and P3.

- **Novogodnee Monto: advanced preparations are underway for the start of mining operations; meanwhile, exploration continues to extend the gold reserves on the South of the deposit. SRK (April 2006) opinion that "the licence area represents a high quality exploration asset" with a potential resource of 5 million ounces**
- **Petropavloskoye: intensive exploration has established this as a major deposit in its own right**
- **YGK: significant portfolio of green/brownfield exploration assets**

NOVOGODNEE MONTO

2005 work

Drilling in 2005 on Novogodnee Monto and Petropavloskoye deposits included 41,000m deep drill holes to complete the evaluation of the Novogodnee deposit and to delineate the central portion of the Petropavloskoye deposit, plus 13,700m³ of trenching within the licence area.

Results/Conclusions

Work is currently being completed on approvals for mining the main deposit (massive magnetite skarn with layers of gold-bearing sulphides) as a polymetallic operation for gold, iron, and cobalt. Current gold reserves and resources are 340,000 ounces (C1+C2) and 300,000 ounces (P1).

A report by SRK (UK) Limited, a well known UK based mining engineering consultancy, dated April 2006, examining the Novogodnee Monto deposit and the exploration areas of the Toupugol-Khanmeishorsky licence expresses confidence that the licence areas represent a high quality exploration asset with significant potential to host a resource of approximately five million ounces of gold.

2006 onwards

Immediately to the South of Novogodnee Monto, the Karachintsevo area contains gold grades of 3-5g/t and exploration is continuing in 2006 to delineate this deposit. Work on a feasibility study continues.

PETROPAVLOSKOYE

This is West of Novogodnee Monto and parallel to it, with North-South orientation, and lies within the Zapadnaya exploration area.

2005 work

Extensive drilling in 2005 was carried out to delineate the central portion of the deposit as well as to establish its Northerly and Southerly continuations.

Results/Conclusions

Unlike Novogodnee Monto, this is a gold-bearing quartz stockwork deposit 50-120m thick, with a central quartz 'leader' vein 1-4m thick with grades from 6-70g/t, now found to be continuous along strike of 500m and to a depth of at least 200m in eight drill hole intersections. Beyond the 550m zone explored in detail, mineralisation has been established to continue for a further 1,500m Northwards and Southwards for a further 850m. P1 category estimates for the central zone of 800,000 ounces contained gold and for the extensions of 320,000 ounces each, totalling 1,450,000 ounces contained gold (C2+P1 category) for the entire Petropavloskoye deposit.

2006 onwards

Drilling continues in 2006, with three rigs in operation, to infill the central area and to extend the reserves estimation to North and South. SRK considers the area, including the Petropavloskoye deposit, to be a high priority area for detailed exploration.

YGK

Yamalskaya Gornaya Kompania ('YGK') holds a series of exploration licences in the Yamal region in a line to both North and South of Novogodnee Monto, parallel with the river Ob. A range of assets in a variety of different geological settings, with potential for large base metal and polymetallic resources, as well as significant precious metal.

Below is a brief summary of the information held by the Group. Active exploration work, including trenching and drilling as appropriate, is ongoing/planned on all of the properties listed below.

Schuchinskaya area – Silurian-Devonian volcano-sedimentary deposits intruded by Diorites, with development of skarns. This area contains over ten identified mineralised zones, and, in particular, includes the following:

- Sibileiskiy – Two deposits of magnetite skarns. Core drilling in 1999 indicated gold grades of 3g/t over an interval of 60m with individual assays up to 100g/t.
- Yun-Yaga and Nerutsyakha – The Nerutsyakha area contains a mineralised tectonic zone, adjacent to a magnetite skarn similar to Novogodnee Monto. The skarn contains 8% nickeliferous pyrrhotite and chalcopyrite, with 0.3% cobalt and up to 0.1% zirconium. Iron reserves (C1+C2) are 66.1mt ore at a grade of 45-60% iron.

Rudniye Gorki – Geologically similar to both the Schuchinskaya area and to Novogodnee Monto. Consists of a magnetite deposit with up to 0.4-0.6% copper in sulphides with gold (resource potential up to an estimated 1m ounces). Drilling is planned in 2006.

Ozerniy – Consists of Bushveld-style layered ultrabasics with at least three known zones of sulphide and PGM mineralisation. Individual zones with disseminated sulphides are 1,500-3,400m long and up to 50 metres outcrop width. One zone so far explored is known to be continuous along strike for 1.5km and down dip for 200m, open in all directions. Potential resources estimated at up to 1 million ounces of gold, similar of PGM's, plus 2 million tonnes of copper.

Pyatirechenskoye – Similar to Ozerniy, this is a less explored ore occurrence with PGM's, copper, cobalt, and nickel. Old data suggests P1 resources, containing 2.6 t platinum, 154,000t copper, and a further 1 million tonnes copper at category P2.

Zapadnoye deposit – This chromite deposit is 5km from the similar Tsentralnoye deposit being worked by OAO Kongor-Chromc. Reserves in 2002 were C1 492,200t ore at 38.71% Cr_2O_3 and C2 1,164,100t ore at 37.77% Cr_2O_3.

EXPLORATION AND DEVELOPMENT

THE ASSETS THAT MAKE UP THE AMUR NORTH EAST BELT (ALONG WITH MALOMIR AS DISCUSSED ABOVE) ARE BELIEVED TO BE PART OF A MAJOR NEW GOLD BELT

THE OTHER ASSETS WITHIN PHM'S PORTFOLIO RANGE FROM EARLY STAGE GOLD EXPLORATION DEPOSITS TO OPERATING JOINT VENTURES AND GROUP SERVICE COMPANIES CARRYING OUT EXTERNAL CONTRACTING

Amur North East belt – reserves and resources

Area	Category (B, C or P)	Ore ('000t)	Gold content (kg)	Gold content ('000oz)
Tokur deposit				
Quartz vein mineralisation	B	63	636	20
	C1	351	4,262	137
	C2	414	4,898	157
Old workings and stockpiles	C2	737	1,252	40
Glavnoye fault	C1	3,518	7,873	253
	C2	7,053	13,778	443
	P1*	13,840	41,038	1,319
	P2+P3	67,032	197,711	6,357
Other zones	P2+P3	205,109	599,600	19,278
Total for Tokur area		298,117	871,048	28,005
Voroshilovskoye deposit				
Voroshilovskoye and Verkhneminskoye	C1+C2	34	832	27
	P1*	594	2,970	95
	P2+P3	20,000	100,000	3,215
Total for Voroshilovskoye area		20,628	103,802	3,337
Albin area	P1	2,960	19,490	627
	P2+P3	5,100	17,570	565
Total for Albin area		8,060	37,060	1,192
Other Group deposits	C2	93	520	17
	P1*	550	2,700	87
	P2	3,000	15,000	482
	P2+P3	2,300	11,700	376
	P3	13,000	45,000	1,447
Total for Amur North East belt & other Group deposits		345,748	1,086,830	34,942
C – Russian reserves		12,263	34,051	1,095
P – Russian resources		333,485	1,052,779	33,848

* It should be remembered that of the P Category Resources, P1 is always supported by drilling whereas this is not the necessarily the case for P2 and P3.

- **Tokur reserves confirmed and increased, and exploration continuing between the old Tokur mine and the Innokentevskiy deposit, by manual trenching**
- **Voroshilovskoye and Verkhneminskoye reserves confirmed in detailed exploration in 2005. New knowledge of ore shoot geometry to be used to seek similar ore shoots in parallel areas of geophysical anomalies to the North**
- **New licence area Albin includes a major mineralised zone on which intensive exploration is starting in 2006**
- **Group service companies growing and carrying out external contracting to train for delivery of million ounce target**

Tokur

2005 work

Preliminary geological exploration of the Glavnaya ore zone has been completed over its entire length (6.0km).

Exploration trenches (37,000m^3) and drill holes (1,592m) have confirmed and extended the previous reserves estimates in the central Tokur and Innokentevskoye deposit areas. The ruggedness of the terrain between the Tokur and Innokentevskiy areas prevented either mechanical trenching or the use of drilling rigs, and the bulldozer and rig have temporarily been removed to Malomir.

Results/Conclusions

It has been established that economic mineralisation within this zone is concentrated in ore-columns associated with gold-bearing quartz veins. The longest such section (1.5km) is located at the Tokur deposit itself. It has a typical gold grade of 2.2g/t over a thickness of 8.5m. At depth the grade gradually increases and at 150m is 3.6g/t over 5m.

At the Tokur mine, reserves remain in the previously worked quartz veins above the Glavniy fault, and higher grades than expected (up to 11g/t) were found at the fault itself. Total reserves at the Tokur mine itself are now estimated at 1,350,000 ounces contained gold, of which 100,000 ounces are in the uppermost 50m and accessible to open pit extraction.

2006 onwards

Despite the difficulty of mechanical access, an active 2006 exploration programme in this area will be pursued by manual trenching, of which 100,000m^3 is planned, and subsequently by oblique drill holes from flatter areas around the Tokur and Innokentevskiy deposits, including the access roads themselves.

VOROSHILOVSKOYE

2005 work

In 2005 the Voroshilovskoye and nearby Verkhneminskoye deposits were thoroughly explored by trenching, and the existing reserve estimates confirmed.

Results/Conclusions

Geophysical and geochemical surveys indicated the likelihood of major ore zones to the North of the old Voroshilovskoye mine, but trench sampling failed to identify more than a small deposit of commercial grade.

2006 onwards

Ore shoots in the Voroshilovskoye deposit trend North-South, across the East-West overall strike of the ore zone, and in 2006 trenching is planned to locate possible similar ore shoots in the Novaya zone defined by the magnetic survey.

Albin

This is a new licence on an area South East of Tokur and Voroshilovskoye. Gold mineralisation has been known in this area since 1901 and it was worked until 1955 for gold and scheelite (tungsten). Mineralisation is in quartz veins similar to those at Tokur (386,000 ounces gold of P1 category resource). However, the main interest here is in a deposit discovered in the 1980's (a gold-bearing quartz-sericite-albite metasomatised zone within Paleozoic green slates) 2km long (480,000 ounces gold, P1+P2). The 2006 exploration programme consists of trenching and drilling of this zone, already known (from old drill holes) to extend to at least 150m depth. P1 resources of 150,000oz, at an average grade of 5-6g/t, are listed, but the potential is for up to 600,000oz.

AMUR REGION ASSETS

The Group has an increasing number of small scale and early stage development assets within the Amur Region. These assets will be discussed when they become material and disclosures made accordingly. The most advanced stage asset is the Odolgo deposit, owned through the Group's Rudnoye Joint Venture.

Odolgo

This is a small gold deposit within a retrograde metamorphosed zone in Archaean-Proterozoic metamorphic rocks, in the North West of the Amur region. There are two parallel North-South magnetic structures (titanomagnetite bodies) which are straddled by the gold ore body. Exploration in 2005 included trenching and 100m of drilling. Trench and drill hole sampling has provided assays of highly variable grades averaging 6g/t over 3-4 metres thickness. Because of coarseness of the gold, the 10-15kg samples so far taken are not considered representative, and they will be supplemented in 2006 by 100kg samples. The deposit is open to North and South. The reserves estimates will be submitted for approval by the Territorial Committee on Reserves and Resources, but because of the complexity of the deposit will be classed in category C2.

GROUP IN-HOUSE SERVICES COMPANIES

NPGF Regis (Exploration Company)

PHM has a majority stake in the exploration company "NPGF Regis" which carries out geological exploration, including drilling, trenching and geological monitoring, on the Group's Amur Region deposits. Regis uses qualified specialist geologists, GPS systems, and complex modern drilling techniques in order to achieve high quality exploratory results whilst minimising costs. There are 388 people working at the company, including 79 geological specialists.

Kapstroi (construction company)

Kapstroi is a construction company set up using equipment and units and specialist workers, engineers and technicians employed in the construction of the operations at Pokrovskiy. Kapstroi operates at most of the Group's projects. In 2005 Kapstroi was involved in the expansion of the Pokrovskiy RIP plant; the construction of a large camp and road at Malomir; other infrastructure projects within PHM; and contract work for Aricom PLC in the construction of the Olekma project. During 2006 Kapstroi is expected to complete the construction of the heap-leach operations at Pioneer. There are 518 people working at the company, including 82 engineers and technicians.

MC PHM Engineering

The Group has formed an in-house engineering company to help fulfil the aggressive expansion programme planned. The company has a current total of 35 employees most of which were previously employed by Vnipipromtechnology, the engineering company that was contracted by PHM for the original design and construction of the Pokrovskiy RIP plant. The focus of the company is currently on improving the Pokrovskiy plant, the Pokrovskiy flanks and the Pioneer heap leach programmes.

PHM Laboratories

100% of analytical work carried out on samples from the Amur Region is carried out in PHM's own laboratories and results are achieved within one month. By February 2005 all construction, expansion and modernising work was finished on the Pokrovka, Tokur and Blagoveschensk laboratories and collectively they process 22,000 samples per month using additional drying chambers, Rocklabs lines and other assay equipment in order to increase efficiency and productivity. In June 2006 a new department of the Blagoveschensk laboratory will be opened increasing its ore sampling capacity. The Labitnangi laboratory (YamalZoloto) is currently under reconstruction in order to improve the volume of ore sampling and to widen the spectrum of analytical services currently offered and is capable of complex analysis of samples containing gold, silver, platinum group metals and various other non-ferrous metals.

CORPORATE AND SOCIAL RESPONSIBILITY STATEMENT

THE GROUP HAS AN ACTIVE PROGRAMME DEVOTED TO MAINTAINING, MONITORING AND PLANNING THE GROUP'S CORPORATE & SOCIAL RESPONSIBILITY ("CSR")

- CSR designated as key priority for Board of Directors, Senior Management and Operations Management
- Continued aim of operating to World Bank standards
- Ongoing collaboration with IFC to continue development in CSR programme and activities
- Awarded Queen's Award for Enterprise

1. Medical unit at Pokrovskiy mine
2. Canteen at Pokrovskiy mine
3. Wood workshop at Pokrovskiy mine

Environmental and social performance indicator information selected from IFC Audit

A. Environmental indicators	
Air monitoring	✔
Water monitoring	✔
Tailings management	✔
Reclamation (waste rock mined and storage for reclamation)	✔
Waste management	✔
Occupational health and safety	✔
B. Social indicators	
Workforce analysis	
Employees	1,694 people
% from 2 local communities close to mine	40%
Job Creation	
New jobs created in 2005	89 people
Policy of employing from local workforce where possible	✔
Education programmes	
Numbers receiving external education training	87 people
On graduate and technical degrees	39 graduates 48 technical
On postal education programmes	67 people
Special efforts made to recruit and train local workers?	✔
Healthcare	
Annual health screening provided	✔
Funding provided for employee trips to health resorts	102
Funding provided for employee children trips to health resorts	through trade union
Worker accommodation	
Construction of new worker camp	90 beds
Construction of new specialist/technician camp	16 flats
Engagement with community	
Consultation with local community	✔
Provision of funds to local community	✔
Provision of funds to local charities	✔
C. Economic indicators	
Total taxes paid during 2005 (US$'000)	110,473
Taxes paid direct to National Government (US$'000)	3,699
Taxes paid direct to Regional Government (US$'000)	6,773
Taxes paid direct to Local Government (US$'000)	1,001

Health and safety at work
Health and safety is a key priority for the Group and remains a core focus for operating management. The Company has a special service responsible for industrial and labour safety which includes fire and emergency specialists. Members of staff are regularly trained in safety procedures and state authorities, together with independent consultants and auditors, consistently monitor the Company's safety issues. In order to protect its labour force the Group has put a sanitary protection zone in place around the man camp. The Company has a full set of sanitary equipment in line with first aid requirements, a proficient medical service, an emergency ambulance and a contract with the regional district hospital.

Environmental programmes
The Group enjoys an operating environment that is picturesque and relatively untouched by mankind. The aim of the Group's environmental programme is to retain this landscape and we plan to eventually return the licence areas to a state that blends in with the surroundings. Within this, the Company aims to comply with the best standards of environmental compliance outlined both by the regional authorities and the World Bank.

The Company carries out a rigorous on-site environmental assessment scheme and actively endeavours to minimise anthropogenic impacts from its mining activities. Qualified specialists within the Group's environmental service are responsible for the rational management and protection of natural resources, ensuring that there is no negative impact on the surrounding vegetation. The conditions of land use and level of its effect on soil and vegetation comply with Russian regulations. The Group ensures atmospheric air protection through the use of special equipment to minimise pollutant formation, the removal of pollutants prior to discharging gases and the suppression of their formation where possible.

Planning and provisioning for rehabilitation is believed to be consistent with best practice and World Bank guidelines.

1. Employee canteen at Pioneer
2. Employee camp at Pokrovskiy mine

CSR Monitoring
Frequent monitoring is conducted to ascertain that existing standards are met and to ensure the health and safety of employees as well as the protection of the local environment. The Company has a special laboratory which is used, in conjunction with facilities belonging to competent authorities and independent organisations, to examine and control the impact of emissions. The Pokrovskiy plant is equipped with sensors for prussic acid and the quality of air bordering the sanitary zone is tested at least quarterly with the work areas, heap leaching plots and tailing dumps being examined once a month.

Social responsibilities
The Directors believe the most valuable asset of the Group is the workforce. The maintenance of this asset is thus imperative and the Group has an appropriate human resources department. The Company provides its staff with good accommodation while they are on duty, with: high quality meals from the Group's canteen; special leisure areas, equipped with televisions and a library; a bath house; a laundry house; and substantial sports facilities. The Group continues to strictly adhere to the Russian legal requirements regarding salaries, working hours, safety and various social schemes, including, in some cases, medical care and pensions. The mine staff undergo annual health screens and regular check-ups and work for 15 days, followed by an equal period of rest. Employees receive education at the technical high schools in the Amur Region and those with higher education train at Tomsk Polytechnic University to receive their diplomas.

Returning value to the local community
Social issues in the local community remain at the forefront of the Group's concerns and therefore continual efforts are made to support local institutions. In 2005 over 11 million Russian roubles were donated to organisations in the area, including schools, hospitals and theatres. The school in Tynda, built by Peter Hambro Mining PLC in 2003 receives regular assistance and at the end of 2005 a considerable charitable donation was given to an orphanage in the same town. Cultural programs are organised by the Company to include the general public and encourage successful interaction within the district. The Group's key priority of returning value to the community however can be most easily demonstrated by the high proportion of workers employed from the surrounding area.

International Finance Corporation
The International Finance Corporation (IFC) is the private sector arm of The World Bank Group. The IFC is a substantial equity investor in Peter Hambro Mining PLC. The IFC is a large provider of private sector project finance across the developing world, with a significant involvement in Russia across all sectors and helps clients improve social and environmental sustainability. The IFC has provided this environmental, social development and insurance expertise to PHM as part of their equity investment in the Group. PHM has, since its inception, had a stated ambition to operate to World Bank Group policies and guidelines on social and environmental sustainability. The IFC's equity investment followed a detailed audit of the main operating assets of the Group which is now subject to an annual review and regular supervision by IFC.

THE QUEEN'S AWARDS
FOR ENTERPRISE
2006

The Queen's Awards for Enterprise 2006
We are delighted that Peter Hambro Mining PLC has been granted the Queen's Award for Enterprise for the years 2006 to 2011 due to the Company's outstanding success in international trade. It is one of the UK's most prestigious awards acknowledging business achievement and has been granted to the Company for increasing overseas revenue more than threefold to £45 million in three years. Queen's Awards are only granted to enterprises that maintain the highest standards of propriety and conduct their business in a responsible manner.

BOARD OF DIRECTORS

1 Alexei Maslovsky
Executive Director and Treasurer
Mr Maslovsky holds a Bachelor of Arts Degree in Economics from the University of Minnesota and is a Certified Retail Gemmologist and Diamond Grader. He worked for Worldco Financial Services in New York and joined the Group in 2001.

2 Jay Hambro
Business Development Director
Mr Hambro trained in resource finance at NM Rothschild & Sons, based in both London and the US and then moved to the investment banking division of HSBC as a Manager of Metals & Mining corporate finance before joining the Group full time in early 2002.

3 Dr Pavel Maslovsky
Deputy Chairman
Dr Maslovsky was a Professor of Plasticity at the Moscow Aircraft Technology Institute. In 1991 he embarked on a business career and in 1994 became a Chairman of JSC Pokrovskiy Rudnik.

4 Peter Hambro
Executive Chairman
Mr Hambro was a banker and then Deputy Managing Director of Mocatta and Goldsmid, responsible for worldwide marketing of its precious metal dealing, banking and derivative services. In 1990 he founded Peter Hambro PLC as a mining finance house in London. He has been Executive Chairman since the Group's formation in 1994.

5 Philip Leatham
Finance Director
Mr Leatham originally trained with Spicer & Pegler as a Chartered Accountant. He set up his own general accountancy practice in 1985 from which he recently retired. He has worked for the Group since its inception. He is a member of the Audit and Remuneration Committees.

6 Andrey Maruta
Deputy Finance Director
Mr Maruta qualified as a Chartered Certified Accountant at Moore Stephens in 2001. He joined the Group in 2003 as Group Chief Accountant and was appointed Deputy Finance Director in January 2005.

7 Peter Hill-Wood
Non-Executive Director
Mr Hill-Wood is the Chairman of Arsenal Football Club and an advisor to Top Technology Ventures Ltd. He was formerly Vice-Chairman of Hambros Bank and Chairman of its Investment Division. He is the Chairman of the Audit Committee and a member of the Remuneration Committee.

8 Alya Samokhvalova
Director of External Communications
Dr Samokhvalova has a PhD in Economics from the Moscow International High Business School, as well as a Masters in Investment Management (CASS Business School, London). She joined Peter Hambro Mining PLC in July 2002.

9 Sir Rudolph Agnew
Senior Non-Executive Director
Sir Rudolph was Group Chief Executive and Chairman of Consolidated Gold Fields, the second largest gold producer in the Western world in the 1980s. He has also been a Director of Anglo American, Gold Fields of South Africa and Newmont Mining. He is the Chairman of the Remuneration Committee and a member of the Audit Committee.

Our Committee Members

The Audit Committee
Peter Hill-Wood, Chairman
Sir Rudolph Agnew
Philip Leatham

The Remuneration Committee
Sir Rudolph Agnew, Chairman
Peter Hill-Wood
Philip Leatham

FINANCIAL REVIEW

PRESSURES ON OPERATING COSTS, SUCH AS WAGE INFLATION, FUEL, ELECTRICITY AND PLANT CONSUMABLES RESULTED IN LOWER MARGINS.

2005 SAW THE START OF A SUBSTANTIAL EXPANSION PROGRAMME REQUIRING NEW INVESTMENT IN TRAINING AND MANNING FOR THE DEVELOPMENT OF MALOMIR, PIONEER AND POKROVSKIY.

REPAIRS AND REFURBISHMENT OF EQUIPMENT GENERALLY DESTINED FOR THE NEW PROJECTS WAS ALSO A MAJOR EXPENSE ITEM. THE EXPENSING OF THESE ITEMS CONTRIBUTED TO THE YEAR-ON-YEAR DOWNTURN IN EARNINGS PER SHARE.

THESE NEGATIVE EFFECTS ARE, AT PRESENT, BALANCED BY THE IMPROVEMENT IN THE ROUBLE PRICE OF GOLD AND BY ECONOMIES OF SCALE.

THE COMPANY'S BALANCE SHEET GREW AND REMAINS WELL PLACED TO FUND THE EXPANSION PROGRAMME.

Financial Highlights

	Year to 31 December 2005 US$'000	Year to 31 December 2004 US$'000	Year to 31 December 2003 US$'000
Turnover: Group and share of joint ventures	114,579	85,502	54,260
Operating profit	17,490	22,703	13,795
Pre tax profit	20,031	24,304	16,257
Profit retained for the year	13,255	15,318	10,383
Net cash inflow from operating activities	15,719	20,532	11,785
Net Cash pre leasing/sale&lease back	10.4	21.7	(16.5)
Shareholders' funds	239,925	200,134	115,633
Earnings per ordinary share (US$)	0.17	0.22	0.18

Turnover
Turnover of the Group together with its share in joint ventures increased by 34% compared with last year.

Gold production of the Group rose by 19% in the year 2005 and reached 249,000 ounces (2004 – 209,000 ounces).

The average sales price realised was US$442/oz (2004 – US$405/oz). We continue our policy of not hedging the price of gold or holding stocks and therefore the price obtained reflects the open market price at the time of sale. The Group has a policy of selling gold to a number of domestic and international banks to achieve the best price available. The continuing rise of gold price in both dollar and rouble terms contributed additional profitability to the Group.

PHM is one of three Russian gold producers to hold a gold export licence. We currently export gold to two international banks who take receipt in Switzerland. The export licence provides our treasury department with better gold price terms and currency rates than received from Russian domestic banks. The licence is also a pre-requisite for receiving international debt finance.

Results of Operations and Cash cost analysis
Profits after tax and minority interests for 2005 were US$13.3 million (2004 – US$15.3 million), which represents earnings per share of US$0.17/share (2004 – US$0.22/share). In 2005 the Group experienced rising material and input costs at Pokrovskiy mine and these factors together with expansion programme connected with new projects resulted in somewhat lower than expected profitability and earnings per share.

Nevertheless the Group has actively implemented cost optimisation programmes and, as a result of tight internal cost control, the 2005 Gold Institute Standard ("GIS") Cash Operating Cost for Pokrovskiy is US$125/oz – a rise of only 17% compared to 2004.

The largest difference year-on-year relates to non-project costs within Russia. The main part of this relates to the operating expenses of the Group's construction and development teams which, within the Group's cash flow, are offset by their appropriate revenue line.

Currency Movements
During the year the rouble continued its appreciation against the dollar. The exchange rates moved from RUR27.75 per US$1 at 31 December 2004 to RUR28.78 at the year end.

Most of the Group's borrowings are United States dollar denominated whereas non-trade debtors and other receivables are mostly denominated in roubles therefore the movement between these two currencies had a negative effect on our results for the year. Exchange differences included in the Group results amounted to a loss of US$1.5 million (2004 – gains US$1.3 million).

Balance Sheet
Total shareholders' funds at the year end were US$239.9 million increased by 20% (2004 – US$200.1 million). Retained earnings for the year contributed US$13.3 million to the shareholders' funds. In addition to the above, the Group issued new shares to the International Finance Corporation, the private sector arm of the World Bank Group contributing to funding new acquisitions and development activities.

Borrowings and Cash Resources
In August 2005 the Group issued US$140 million of Convertible Bonds due in 2010 (the "Bonds"). The Bonds carry a coupon rate of 7.125% and can be converted into fully paid 1p ordinary shares of the Company.

As a result of the positive operating cash flows and Convertible Bonds issue the Group's cash and bank balances increased from US$25.9 million at the end of 2004 to US$144.5 million at 31 December 2005.

Reconciliation of Total Cash Cost at Pokrovskiy Rudnik (US$/oz) to Financial Statements

	2005 US$'000	2004 US$'000
As reported in financial statements		
Total operating expenses	73,759	39,405
Pokrovskiy mine depreciation/amortisation	(7,848)	(5,726)
Other depreciation/amortisation	(1,148)	(936)
Non-cash movement in stock	(5,271)	(1,911)
Non-capitalised exploration expenditure on current operations	(1,300)	(1,029)
Non-Project Russian operating costs, including non-mining	(26,100)	(3,457)
Non-Project London operating costs	(7,880)	(5,492)
Net Silver credits revenue	(169)	(124)
Total GIS cash cost	24,043	20,730
Total GIS cash cost per ounce (US$/oz)	158.7	134.7
Pokrovskiy Rudnik ounces ('000 oz)	151.5	153.9

THE DIRECTORS' REPORT

DIRECTORS

Peter C.P. Hambro
Dr Pavel A. Maslovsky
G. Jay Hambro
Alexei P. Maslovsky
Andrey Maruta ACCA
Sir Rudolph Agnew*
Peter Hill-Wood*
Philip W. Leatham*
Dr Alfiya Samokhvalova was appointed by the Board as an Executive Director on 20 October 2005
*Non-Executive Director

SECRETARY AND REGISTERED OFFICE

On 10 May 2005 Philip W. Leatham ceased to be the Secretary of the Company and on the same day Anna-Karolina Subczynska-Samberger was appointed by the Board as the Secretary of the Company. On 9 May 2006 Heather Williams was appointed by the Board as the joint Secretary of the Company.

The Registered Office of the Company remains at 11 Grosvenor Place, London SW1X 7HH.

The Directors present their report and the audited financial statements for the year ended 31 December 2005.

REVIEW OF ACTIVITIES AND FUTURE DEVELOPMENT

The Group's principal activities during the year were:

- Exploration, mining of gold and the development of facilities at Pokrovskiy Rudnik.
- Acquisitions, exploration and development of reserves at Pokrovskiy and Pioneer, Malomir and Amur north-east belt, YamalZoloto/YGK and portfolio assets.
- Evaluation of potential acquisition and joint venture opportunities in gold mining in Russia.

The Group issued US$140,000,000 7.125% convertible bonds in August 2005.

The Directors report a consolidated profit for the period of US$13,255,000 (2004 – profit of US$15,318,000). No dividend has been recommended and the profit for the period has been transferred to reserves.

Plans for future developments are included in the statements of the Chairman and Deputy Chairman.

Post balance sheet events have been disclosed in Note 39.

DIRECTORS' INTERESTS

The interests of the Directors in the share capital of the Company at the beginning and end of the year were as follows:

G. Jay Hambro, Alexei P. Maslovsky, Andrey Maruta, Alfiya Samokhvalova – no interest as at 31 December 2005 or 1 January 2005.

Peter Hill-Wood – owned 0.02% of the Company or 20,000 ordinary shares as at 31 December 2005 (1 January 2005 – 0.02% of the Company or 20,000 ordinary shares).

Sir Rudolph Agnew – owned 0.01% of the Company or 7,500 ordinary shares as at 31 December 2005 (1 January 2005 – 0.01% of the Company or 7,500 ordinary shares).

Dr Pavel A. Maslovsky – owned directly and beneficially 23.49% of the Company or 18,545,822 ordinary shares as at 31 December 2005. As at 1 January 2005, Dr Pavel A. Maslovsky owned directly and beneficially 26.82% of the Company or 19,844,524 ordinary shares.

Peter C.P. Hambro – owned beneficially 6.64% of the Company or 5,241,099 ordinary shares as at 31 December 2005. As at 1 January 2005, Peter C.P. Hambro owned beneficially 8.84% of the Company or 6,539,800 ordinary shares.

Philip W. Leatham – owned 0.32% of the Company or 250,000 ordinary shares as at 31 December 2005 and no interest as at 1 January 2005.

SUBSTANTIAL SHAREHOLDERS

The Directors have been notified of the following substantial shareholders as at 31 December 2005:

Name	Amount of shares	% of issued share capital
Dr Pavel A. Maslovsky and associates	18,545,822	23.49%
Merrill Lynch & Co	8,268,794	10.47%
Eastbourne Capital Management LLC	5,697,557	7.22%
of which Black Bear Offshore Master Fund L.P.	3,783,500	4.79%
Peter C.P. Hambro and associates	5,241,099	6.64%
Landsdowne Partners Ltd	4,772,342	6.04%
Viscaria Investments Ltd*	3,717,727	4.71%

*Excluding shares held beneficially by Pavel A. Maslovsky

CORPORATE GOVERNANCE

The Directors are aware of the Combined Code applicable to listed companies. As a Company whose shares are traded on AIM, the Company is not required to comply with the Combined Code but all Directors intend to comply with its main provisions as far as is practicable having regard to the size of the Group.

BOARD STRUCTURE AND ITS COMMITTEES

At 31 December 2005 the Board comprised six Executive Directors, including the Chairman and Deputy Chairman, and three Non-Executive Directors. Alfiya Samokhvalova was appointed by the Board as an Executive Director on 20 October 2005. The Board meets quarterly throughout the year and holds ad hoc meetings as issues arise which require Board attention.

Biographies of the Directors are set out on page 29 of this annual report.

The Chairman, Peter Hambro, conducts Board and shareholder meetings and ensures that all Directors are properly briefed. The Directors are responsible for formulating, reviewing and approving the Group's strategy, budgets, major items of capital expenditure and senior personnel appointments. The Directors have access to independent professional advice at the Company's expense and to the Company Secretary and receive appropriate training where necessary.

There are transparent procedures for the appointment of new Directors to the Board and all Directors are required to retire by rotation at least every three years when they can offer themselves for re-election if eligible. Andrey Maruta, G. Jay Hambro and Pavel Maslovsky retired and were re-appointed at the last Annual General Meeting on 21 June 2005. In view of the size of the Company, the Directors do not consider the Combined Code recommendation to establish a Nomination Committee appropriate at present. The Company has established Audit and Remuneration Committees, details of which are provided below.

The Company's independent Non-Executive Directors, Sir Rudolph Agnew, Philip Leatham and Peter Hill-Wood, are well-established in the business world and contribute a wealth of experience to the Company. Their involvement in other business ventures and the fact that they do not hold substantial interests in the Company nor have any discloseable relationships with the Company, its shareholders or other Board members allows them to provide an independent and unfettered view of the Company.

AUDIT COMMITTEE

An Audit Committee has been established and currently comprises Peter Hill-Wood as Chairman, Sir Rudolph Agnew, and Philip Leatham. It meets at least twice a year and is responsible for ensuring that the financial performance of the Group is properly reported on and monitored. It liaises with the auditors and reviews the reports from the auditors relating to the accounts and internal control systems.

REMUNERATION COMMITTEE

A Remuneration Committee has been established and currently comprises Sir Rudolph Agnew as Chairman, Peter Hill-Wood and Philip Leatham. Pavel Maslovsky resigned on 1 December 2005 and Philip Leatham was appointed at that date. It reviews the performance of the Executive Directors and sets the scale and structure of their remuneration on the basis of their service agreements with due regard to the interests of the shareholders and the performance of the Group. The Remuneration Committee also makes recommendations to the Board concerning employee incentives, including the allocation of share issues to employees. Directors of the Group are not permitted to participate in discussions or decisions of the committee concerning their own remuneration.

FREQUENCY OF BOARD AND COMMITTEE MEETINGS

Type of meeting	Number of meetings held	Fully attended
Board meeting	10	6
Board Committee meeting	3	–
Audit Committee*	4	4
Remuneration Committee	1	1

*All Audit Committee Meetings were also attended by other Company Directors and the external auditors.

RELATIONS WITH SHAREHOLDERS

Communications with shareholders are considered to be important by the Directors. The Group has an Executive Director of External Communications whose job is to ensure the maximum possible level of transparency between the Group, its shareholders and analysts. The Directors regularly speak to investors and analysts throughout the year. Company circulars and press releases have also been issued throughout the year and since the balance sheet date in relation to various developments and keep investors informed about the Group's progress.

The Company also maintains a website on the internet at www.peterhambro.com which is regularly updated and contains a wide range of information about the Group.

INTERNAL CONTROLS

The Board acknowledges that it is responsible for establishing and maintaining the Group's system of internal controls and for reviewing its effectiveness. The procedures which include, inter alia, financial, operational and compliance matters and risk management are reviewed on an ongoing basis. The internal control system can only provide reasonable and not absolute assurance against material misstatement or loss.

RISKS AND UNCERTAINTIES

The principal risks facing the Company are those relating to the volatility of the gold market, viability of the reserves and resources, price inflation of the raw materials and consumables, reliance on the expertise of the key Company personnel, as well as risks connected with uncertainties of the Russian political and legal systems, including taxation and currency fluctuations.

GOING CONCERN

After making enquiries, the Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, the Directors continue to adopt the going concern basis in preparing the financial statements.

KEY PERFORMANCE INDICATORS

The Company's performance is measured against the Key Performance Indicators (KPIs) as analysed in detail from page 1 of the Report and in the Financial Review. This analysis can be summarised as follows:

- Turnover for the year ended 31 December 2005 has increased by 34% compared with the same period in 2004.
- Attributable gold production has increased by 19% during the 2005 financial year.
- Gold Institute Standard Total Cash Cost is up by only 18% and reached a peak of US$158.7/oz (2004 – US$134.7/oz).
- Average realised gold sales price increased from US$405/oz in 2004 to US$442/oz in 2005.
- Profit after tax and minority interests for 2005 were US$13.3 million (2004 – US$15.3 million).
- Total shareholders' funds at the year end were US$239.9 million, an increase of 20% (2004 – US$200.1 million).

REMUNERATION

In addition to complying with the main provisions of the Combined Code as far as is practicable having regard to the size of the Group, the Company is committed to the principles of good governance relating to Directors' remuneration.

REMUNERATION POLICY

The composition of the Remuneration Committee and the terms of reference are detailed above. The remuneration policy is designed to attract, motivate and retain Directors with the necessary skills and experience to manage the Group's operations.

DIRECTORS' REMUNERATION AND INTERESTS IN SHARES

Details of Directors' interests in shares are set out on page 32.

Remuneration packages of Executive Directors currently comprise basic salary and bonus. At present the Company runs pension plans for G. Jay Hambro and Andrey Maruta as disclosed in Note 5.

SERVICE CONTRACTS

No Directors have any service contracts, consultancy agreements or other such arrangements with a notice period in excess of one year.

SUPPLIER PAYMENT POLICY

It is Group policy to agree and clearly communicate the terms of payment as part of the commercial arrangement negotiated with suppliers and then to pay according to those terms based upon receipt of an accurate invoice. Trade creditor days for the year ended 31 December 2005 were 40 days on average for the Group and 26 days on average for the Company.

EMPLOYEES

Regular meetings are held with employee representatives to discuss strategies and the financial position of the Group and their own business unit.

The Group is committed to provide equal opportunity for individuals in all aspects of employment.

AUDITORS

On 3 October 2005, Moore Stephens, the Company's auditor, transferred its entire business to Moore Stephens LLP, a limited liability partnership incorporated under the Limited Liability Partnerships Act 2000. The Directors consented to treating the appointment of Moore Stephens as extending to Moore Stephens LLP with effect from 3 October 2005. A resolution to re-appoint Moore Stephens LLP as the Company's auditor will be put to the forthcoming Annual General Meeting.

By order of the Board

Anna-Karolina Subczynska-Samberger
Company Secretary
12 May 2006

STATEMENT OF THE DIRECTORS' RESPONSIBILITIES
for the year ended 31 December 2005

United Kingdom Company law requires the Directors to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Company and the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Group and the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for the system of internal control, for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Peter C.P. Hambro
Director
12 May 2006

Pavel A. Maslovsky
Director
12 May 2006

REPORT OF THE INDEPENDENT AUDITORS TO THE SHAREHOLDERS OF PETER HAMBRO MINING PLC

We have audited the financial statements of Peter Hambro Mining PLC for the year ended 31 December 2005, set out on pages 37 to 60. These financial statements have been prepared under the historical cost convention, and the accounting policies are set out on pages 43 to 45.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters which we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members, as a body, for our audit work, for this report or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
As described in the Statement of Directors' Responsibilities, the Company's Directors are responsible for the preparation of financial statements in accordance with applicable United Kingdom law and United Kingdom Accounting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read the Directors' Report and the other information contained in the annual report as set out in the index on the inside front cover and consider the implications for our report if we become aware of any apparent misstatements within it.

BASIS OF OPINION
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

OPINION
In our opinion, the financial statements give a true and fair view in accordance with United Kingdom Generally Accepted Accounting Practice of the state of the affairs of the Company and the Group as at 31 December 2005 and of the Group's profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

St. Paul's House,
Warwick Lane, London
EC4M 7BP
12 May 2006

Moore Stephens LLP
Registered Auditor
Chartered Accountants

CONSOLIDATED PROFIT AND LOSS ACCOUNT
for the year ended 31 December 2005
(expressed in US$'000)

	Note	2005 US$'000	2004 US$'000
Turnover: Group and share of joint ventures	2	**114,579**	85,502
Less: share of joint ventures' turnover		**(23,330)**	(23,394)
Group turnover		**91,249**	62,108
Net operating expenses	3	**(73,759)**	(39,405)
Operating profit	4	**17,490**	22,703
Profit on disposal of interest in business	17	**3,822**	–
Loss on disposal of interest in joint venture	15	**(413)**	–
Share of operating profit in joint ventures		**2,324**	4,829
Amortisation of goodwill in joint ventures		**(1,046)**	(954)
Profit on ordinary activities before interest and other income		**22,177**	26,578
Interest payable and similar charges	6	**(5,953)**	(3,661)
Interest receivable and similar income	7	**3,807**	1,387
Profit on ordinary activities before taxation			
Group		**19,194**	20,916
Joint ventures		**837**	3,388
		20,031	24,304
Taxation on profit on ordinary activities	8	**(6,032)**	(8,253)
Profit on ordinary activities after taxation			
Group		**13,985**	13,801
Joint ventures		**14**	2,250
		13,999	16,051
Minority interests			
Group	27	**(527)**	(326)
Joint ventures		**(217)**	(407)
Profit retained for the year	25	**13,255**	15,318
Earnings per ordinary share	34	**US$0.17**	US$0.22
Diluted earnings per ordinary share	34	**US$0.17**	US$0.21

The Group's turnover for the year has been generated by the Company's subsidiaries Pokrovskiy Rudnik, NPGF Regis, Koboldo, Kapstroi and YGK (2004 – Pokrovskiy Rudnik and NPGF Regis).

The business of the Group is conducted mainly within one business segment and in one geographic location; consequently no segmental analysis is presented. All operations comprise continuing activities.

There are no recognised gains or losses other than those included in the profit and loss account.

The accompanying notes are an integral part of this profit and loss account.

CONSOLIDATED BALANCE SHEET
for the year ended 31 December 2005
(expressed in US$'000)

	Note	2005 US$'000	2004 US$'000
Fixed assets			
Intangible assets			
Goodwill	9	**(176)**	(2,776)
Other intangible assets	10	**102,231**	80,653
Capitalised exploration and development expenditure	11	**30,555**	10,251
Tangible assets			
Property, plant and equipment	12	**74,959**	60,579
Investments	14	**448**	1,399
Investments in joint ventures:	15		
Goodwill		**1,467**	2,821
Share of gross assets		**17,313**	21,366
Share of gross liabilities		**(8,171)**	(10,188)
Loans	16	**–**	3,400
		218,626	167,505
Current assets			
Stock and work in progress	13	**23,521**	17,294
Debtors	17	**31,273**	17,784
Cash at bank and in hand		**144,534**	25,854
		199,328	60,932
Creditors, amounts falling due within one year	18	**(18,909)**	(15,607)
Net current assets		**180,419**	45,325
Total assets less current liabilities		**399,045**	212,830
Creditors, amounts falling due after one year			
Due to former shareholders of subsidiary	20	**–**	(3,486)
Long-term borrowings	22	**(2,250)**	(4,655)
Finance lease liabilities falling due after one year	21	**–**	(243)
Guaranteed Convertible Bonds	23	**(133,920)**	–
		(136,170)	
Provisions	19	**(18,426)**	(2,182)
Net assets		**244,449**	202,264

	Note	2005 US$'000	2004 US$'000
Capital and reserves			
Share capital – ordinary shares	24, 26	**1,273**	1,193
Share premium	26	–	154,252
Other distributable reserve	26	**176,722**	–
Merger reserve	26	**8,755**	8,755
Contingent reserve on acquisition	26	**3,152**	6,304
Share incentive reserve	26	–	40
Equity reserve on bonds	23, 26	**1,583**	–
Profit and loss account	26	**48,440**	29,590
Equity shareholders' funds	25	**239,925**	200,134
Minority interests	27	**4,524**	2,130
		244,449	202,264

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Board of Directors on 12 May 2006.

On behalf of the Board

Peter C.P. Hambro **Pavel A. Maslovsky**

COMPANY ONLY BALANCE SHEET
for the year ended 31 December 2005
(expressed in US$'000)

	Note	2005 US$'000	2004 US$'000
Fixed assets			
Tangible assets			
Property, plant and equipment	12	**158**	188
Investments	14	**104,852**	79,047
Loans	16	**115,372**	3,400
		220,382	82,635
Current assets			
Debtors	17	**10,622**	54,857
Cash at bank and in hand		**113,374**	20,438
		123,996	75,295
Creditors, amounts falling due within one year	18	**(6,700)**	(1,808)
Net current assets		**117,296**	73,487
Creditors, amounts falling due after one year			
Long-term borrowing	22	**(141,800)**	–
		(141,800)	–
Provisions	19	**(15,000)**	–
Net assets		**180,878**	156,122
Capital and reserves			
Share capital	24, 26	**1,273**	1,193
Share premium	26	**–**	154,252
Other distributable reserve	26	**176,722**	–
Contingent reserve on acquisition	26	**3,152**	6,304
Profit and loss account	26	**(269)**	(5,627)
Equity shareholders' funds	25	**180,878**	156,122

The accompanying notes are an integral part of this balance sheet.

These financial statements were approved by the Board of Directors on 12 May 2006.

On behalf of the Board

Peter C.P. Hambro **Pavel A. Maslovsky**

CONSOLIDATED STATEMENT OF CASH FLOW
for the year ended 31 December 2005
(expressed in US$'000)

	Note	2005 US$'000	2004 US$'000
Net cash inflow from operating activities	29, 30	**15,719**	20,532
Returns on investments and servicing of finance			
Interest received		**1,971**	892
Interest paid		**(1,292)**	(2,965)
Interest element of finance leases		**(81)**	(1,111)
Dividends paid to minority shareholders		**(4,901)**	(113)
Net cash outflow from returns on investments and servicing of finance		**(4,303)**	(3,297)
Taxation paid		**(3,401)**	(4,223)
Capital expenditure and financial investment			
Purchase of tangible assets		**(20,919)**	(20,393)
Expenditure on research/development and mineral properties		**(19,610)**	(9,181)
Other investments		**(422)**	2
Proceeds on disposal of tangible assets		**86**	25
Loan granted		**(4,011)**	(4,523)
Loan repayments		**18,055**	2,149
Net cash outflow on capital expenditure and financial investment		**(26,821)**	(31,921)
Acquisitions and disposals			
Purchase of subsidiary undertakings	33	**(11,652)**	(11,785)
Cash acquired with subsidiaries		**814**	103
Proceeds from sales of subsidiary undertakings		–	2,112
Investments in joint ventures		–	(3,817)
Net cash outflow on acquisitions and disposals		**(10,838)**	(13,387)
Cash outflow before financing		**(29,644)**	(32,296)
Cash flow from financing activities			
Capital element of finance leases		**(652)**	(6,114)
Receipts from borrowings		**162,673**	56,376
Repayments of amounts borrowed		**(35,034)**	(76,124)
Net receipts from issuing shares		**21,337**	69,185
Net cash inflow from financing activities		**148,324**	43,323
Increase in cash at bank and in hand	31	**118,680**	11,027

Major non-cash transactions
During 2005 amounts of US$930,000 (2004 – US$1,030,000) of Russian VAT receivable, nil (2004 – US$61,000) of property tax payable and nil (2004 – US$11,000) of other taxes payable were set off against corporation tax.

The accompanying notes are an integral part of this cash flow statement.

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT (NOTE 32)

for the year ended 31 December 2005 (expressed in US$'000)

	Note	2005 US$'000	2004 US$'000
Increase in cash at bank and in hand		**118,680**	11,027
Cash (inflow)/outflow from (increase)/decrease in debt and lease financing		**(126,986)**	25,862
Change in net debt resulting from cash flow		**(8,306)**	36,889
New finance leases		–	–
Bonds issue cost amortisation		**(379)**	–
Exchange difference		**139**	(141)
Movement in net debt in the year		**(8,546)**	31,746
Net cash/(debt) at 1 January	32	**13,271**	(18,475)
Net cash at 31 December	32	**4,725**	13,271

NOTES TO THE FINANCIAL STATEMENTS
for the year ended 31 December 2005

1. PRINCIPAL ACCOUNTING POLICIES

a) Basis of preparation
The financial statements have been prepared under the historical cost convention and in accordance with applicable UK Accounting Standards.

b) Basis of consolidation
The financial statements consist of Peter Hambro Mining PLC (the "Company") and its respective subsidiary undertakings (the "Group"). On the acquisition of a business, including an interest in a subsidiary undertaking, fair values are attributed to the Group's share of net separable assets. Where the cost of acquisition exceeds the fair values attributable to such net assets the difference is treated as purchased goodwill and capitalised in the balance sheet in the year of acquisition.

c) Comparative figures
Certain comparative figures have been restated to be consistent with the current year's presentation.

d) Currency of financial statements
The financial statements have been presented in US dollars as the US dollar is considered to be the Group's functional currency.

For the purpose of these financial statements other currencies have been translated into US dollars on the following basis:

- Share capital, fixed assets and depreciation at the rate ruling on the date of the relevant transaction.
- Liabilities and current assets at the rate ruling at the end of the accounting year.
- Profit and loss account items, other than depreciation, at the average rate for the year or at the rate ruling at the date of the transaction for significant items.

The accounting records of the Company's Russian subsidiaries and joint venture undertakings are maintained in Russian roubles. All transactions are translated into US dollars at the average annual exchange rate and monetary assets and liabilities are retranslated into US dollars at the current rate at each balance sheet date. All differences are taken to the profit and loss account.

The rates of exchange used to translate year end balances from other currencies into US dollars were as follows (currency per US dollar):

	2005	2004
Sterling	**0.58**	0.52
Russian rouble	**28.78**	27.75

Exchange differences arising on the application of the above policy to individual transactions and accounts have been dealt with through the profit and loss account. The representation of figures in US dollars should not be construed as meaning that underlying amounts can or will be settled in US dollars.

e) Goodwill
Goodwill represents the excess of the fair value of consideration given for the purchase of a subsidiary over the fair value of net assets acquired. Amortisation is provided through the profit and loss account on a straight-line basis over the period deemed appropriate by the Directors.

Negative goodwill is accounted for when the fair value of net assets acquired on the purchase of a business exceeds the purchase price. Negative goodwill is initially recorded as a negative asset, after production commences it is then recognised through the profit and loss account on a straight-line basis over the estimated economic life of the mine.

f) Intangible assets and amortisation
Intangible assets are recorded at cost less amortisation and provision for diminution in value. Licences for the exploitation of natural resources are amortised on a straight-line basis over the period of the licence.

g) Exploration and development expenditure
Exploration and development expenditure is recorded at cost less amortisation and provision for diminution in value. When production commences, amortisation is then recognised through the profit and loss account on a straight-line basis over the estimated economic life of the mine. Capitalised exploration and development expenditure is reviewed for impairment at each balance sheet date.

h) Tangible fixed assets and depreciation
Tangible fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is provided on all tangible fixed assets at rates calculated to write off the cost or valuation of each asset on a straight-line basis over its expected useful life as follows:

	Average life
Buildings	15-20
Plant and machinery	3-20
Vehicles	7
Office equipment	5-10
Computer equipment	3

Until they are brought into use fixed assets are included within assets under construction and equipment to be installed.

The cost of maintenance, repairs and replacement of minor items of tangible fixed assets are charged to current expenditure. Renewals and betterments are capitalised. Upon sale or retirement of tangible fixed assets, the cost and related accumulated depreciation are eliminated from the accounts. Any resulting gains or losses are included in the profit and loss account.

The cost of tangible fixed assets includes directly attributable finance costs on expenditure incurred during construction. Capitalised finance costs are calculated on a day-to-day basis.

1. PRINCIPAL ACCOUNTING POLICIES CONTINUED

i) Investments
Investments are stated at cost less provision for impairment.

j) Stock and work in progress
Purchased stores and spares are stated at the lower of cost and net realisable value on a unit cost basis. Gold ready for sale is valued at the lower of cost and net realisable value. Costs are attributed to gold produced on an average cost basis. Bullion in process is valued at the lower of cost and net realisable value.

Poor ore (with content less than 3.5g/t), ore in the process of leaching and leached ore are classified as work in progress. Poor ore and ore in the process of leaching are valued at the lower of attributable direct cost and net realisable value.

Leached ore is valued at the lower of post processing transportation costs (to its current location) and net realisable value. Economical leached ore is classified as work in progress.

k) Deferred stripping costs
Stripping costs incurred during the production phase to remove waste ore are deferred to the balance sheet and charged to operating costs on the basis of the average life of the mine stripping ratio.

The average stripping ratio is calculated as the number of cubic metres of waste material removed per tonne of ore mined. The average life of the mine ratio is revised annually in the light of additional knowledge and change in estimates.

l) Finance and operating leases
Assets held under finance leases are capitalised in the balance sheet and are amortised over the shorter of the period of the lease and the estimated useful economic lives of the assets. Interest is charged to the profit and loss account over the life of the agreement and represents a constant proportion of capital repayments outstanding.

Rentals paid under operating leases are charged to the profit and loss account as incurred.

m) Revenue recognition
Revenue is recognised at the point of transfer of ownership of finished products as specified in the sales contracts.

Revenue from bulk sample sales made during the exploration or development phases of operations is recognised as a sale in the profit and loss account.

n) Cost of sales
Cost of sales includes the cost of mining gold, transport and other direct expenses.

Exploration and evaluation expenditure is charged to the profit and loss account as incurred except in respect of deposits where:

- it is expected that the expenditure will be recouped by future exploitation or sale; or
- substantial exploration and evaluation activities have identified a mineral resource but these activities have not reached a stage which permits a reasonable assessment of the existence of commercially exploitable reserves.

Where either of the above conditions are met direct expenditure is capitalised. Once production begins capitalised costs are written off to production so as to spread them over total estimated reserves.

o) Taxation
Provision is made for all foreseeable taxation liabilities.

Deferred taxation is calculated so as to recognise the expected future tax consequences of transactions and events recognised in the financial statements of the current and previous periods with the following exceptions:

- Provision is made for the tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that at the balance sheet date dividends have been declared and accrued as receivables.
- Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be taxable profit from which the future reversal of the timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantially enacted at the balance sheet date.

The tax charge in the profit and loss account includes the charge in respect of the taxable profit for the year calculated under UK taxation laws and foreign profit tax. All other taxes, including those based on gross revenue received, are included in general, administrative and other operating costs in the profit and loss account.

p) Financial instruments
Financial assets and liabilities are recognised on the Group's balance sheet when the Group has become party to the contractual provisions of the instrument.

q) Environment protection, rehabilitation and closure costs
Provision is made for close down, restoration and for environment clean up costs, where there is a legal or constructive obligation to do so. The provision is reviewed on an annual basis for any changes in cost estimates or lives of operations.

r) Defined contribution pension scheme
The Company operates a defined contribution pension scheme for the benefit of its employees. The funds of the scheme are administered by independent trustees and are separate from the Company. Contributions are recognised as they fall due.

1. PRINCIPAL ACCOUNTING POLICIES CONTINUED

s) Cash
Cash comprises cash in hand and cash balances held in the Group's various bank current or deposit accounts. There are no restrictions over the access and use of these funds, other than those that customarily relate to such periodic deposits.

2. TURNOVER

	Group	
	2005 US$'000	2004 US$'000
Group turnover	**91,249**	62,108
Share of joint venture Omchak	**22,805**	23,095
Share of joint venture Rudnoye	**525**	299
	114,579	85,502

Turnover is derived from the Group's principal activity of mining, mineral processing and exploration and dealing in metals and concentrates, principally gold and silver. US$5,410,000 of the Group's revenue has been derived from construction work carried out for related parties (see Note 28). All proceeds are receivable in the ordinary course of business and are recorded exclusive of Value Added Tax.

The Group's turnover for the year has been generated by Pokrovskiy Rudnik, NPGF Regis, Koboldo, Kapstroi and YGK (2004 – Pokrovskiy Rudnik and NPGF Regis).

3. NET OPERATING EXPENSES

	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Cost of sales	**56,897**	30,023	**2,007**	1,019
Administrative expenses	**16,862**	9,382	**5,951**	4,080
	73,759	39,405	**7,958**	5,099

Included within Group administrative expenses are foreign currency exchange translation losses of US$1,523,000 (2004 – gains US$1,334,000) and losses on disposal of fixed assets of US$139,000 (2004 – gains US$12,000).

Pokrovskiy Rudnik accounts for US$44,416,000 of the Group's cost of sales (2004 – US$27,543,000) and US$8,606,000 of administrative expenses (2004 – US$4,999,000).

4. OPERATING PROFIT

Operating profit is stated after charging/(crediting):

		Group		Company	
	Note	**2005 US$'000**	2004 US$'000	**2005 US$'000**	2004 US$'000
Depreciation of tangible fixed assets	12	**7,465**	4,805	**60**	52
Less: depreciation capitalised		**(424)**	(86)	–	–
		7,041	4,719	**60**	52
Amortisation of intangible assets	10	**1,956**	1,958	–	–
Less: amortisation capitalised		**(1)**	–	–	–
		1,955	1,958	–	–
Negative goodwill amortisation	9	–	(16)	–	–
Directors' emoluments	5	**3,243**	2,013	**2,889**	1,781
Auditors' remuneration					
Statutory audit		**211**	203	**211**	103
Audit related regulatory reporting		**18**	46	**18**	46
Corporate finance advice		–	75	–	75
Taxation		**54**	27	**54**	27
Operating leases	38	**174**	210	**174**	210
Loss/(profit) on disposal of tangible fixed assets		**139**	(12)	–	–

Pokrovskiy Rudnik generated US$28.7 million (2004 – US$29 million) of operating profit. US$358,000 of depreciation on tangible fixed assets arose on assets held under finance leases (2004 – US$671,000).

5. DIRECTORS AND EMPLOYEES

	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Directors' emoluments	**3,243**	2,013	**2,889**	1,781

A defined contribution pension scheme has been implemented for G. Jay Hambro and Andrey Maruta. The scheme is based on the current percentage of net relevant earnings pertaining to G. Jay Hambro of 17.5% of his stated salary and Andrey Maruta of 7% of his stated salary. The total amount payable to the scheme during the year was US$55,000 (2004 – US$19,000).

The emoluments for the highest paid Director for the year were US$880,000 (2004 – US$496,000).

5. DIRECTORS AND EMPLOYEES CONTINUED

Staff costs during the period were as follows:

	Group		Company	
	2005 US$'000	2004 US$'000 (as restated)	**2005 US$'000**	2004 US$'000
Wages and salaries – production	**8,874**	4,668	**–**	–
Wages and salaries – other	**5,824**	3,455	**1,151**	790
Social security costs	**3,756**	2,340	**472**	177
	18,454	10,463	**1,623**	967

The average number of employees (excluding nine Directors (2004 – seven Directors)) during the year was:

	Group		Company	
	2005	2004	**2005**	2004
Production	**2,162**	1,353	**–**	–
Administration	**742**	334	**7**	7
	2,904	1,687	**7**	7

During 2002 the Group implemented a share incentive scheme. Under this scheme participating employees subscribed for 2,759,368 C ordinary non-voting, non dividend bearing shares in a wholly owned subsidiary Eponymousco Ltd at a par value of £0.01. On 20 July 2005, following the payment of the uncalled amount of £1.01 on each C share by the participating employees, 2,759,368 ordinary shares of £0.01 in the Company were issued to the holders in exchange for their C shares.

One of the Company's subsidiaries, Pokrovskiy Rudnik, agreed to establish a Reserve Bonus Scheme (the "Scheme") for certain senior executives of that company. Under the Scheme participants were to be awarded freely transferable 'Scheme units' at the end of each year from 2002 to 2012 based on US$5 per ounce of gold added to the designated reserves for the Scheme.

Agreement has been reached with those entitled to participate in the Scheme (the "Eligible Persons") for the Scheme not to proceed. The Independent Directors, being Sir Rudolph Agnew, Peter Hill-Wood and Philip Leatham having taken professional advice and consulted with the Company's nominated adviser, have agreed that the sum of US$15,000,000 in aggregate (the "Scheme Payment") is fair compensation to the Eligible Persons for the Scheme not proceeding (see Note 19). The Independent Directors also consider that this payment is less than the cost to the Group (as determined by reference to the estimated net present value of the ongoing payment obligations for the Company under the Scheme) if the Scheme were to proceed. As the Eligible Persons are senior executives of the Group the making of the Scheme Payment is subject to the approval of the Company's shareholders at the Annual General Meeting. Peter Hambro and Pavel A. Maslovsky, who were eligible to participate in the Scheme, have given up their rights to do so and will not be receiving payment under the Scheme.

Pokrovskiy Rudnik contributes through social security payments to an employees' Russian state pension scheme. This is a defined contribution scheme. In 2005 the Company implemented a defined contribution pension scheme for its employees.

6. INTEREST PAYABLE AND SIMILAR CHARGES

	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Finance lease charge	**81**	1,111	**–**	–
Commission and interest in respect of sale and lease back transaction (Note 22)	**–**	496	**–**	–
Bank loan interest – continued operation	**1,085**	2,200	**66**	699
Bonds interest payable	**3,879**	–	**–**	–
Bonds issue finance costs amortisation	**319**	–	**–**	–
Other loan interest and charges	**207**	207	**4,195**	50
Share of joint ventures' interest payable and similar charges	**441**	487	**–**	–
	6,012	4,501	**4,261**	749
Less finance cost capitalised	**(59)**	(840)	**–**	–
	5,953	3,661	**4,261**	749

In August 2005 the Group issued US$140 million of Convertible Bonds due in 2010 (the "Bonds"). The Bonds carry a coupon rate of 7.125% payable semi-annually in arrears and can be converted into fully paid £0.01 ordinary shares of the Company at the price of 756p per share. If not converted or previously redeemed the Bonds will be redeemed at par on or about 11 August 2010. Commission costs, amortisation and interest expense in relation to these bonds amounted to US$4,198,000 in 2005.

Accumulated amount of capitalised finance cost was US$2,046,000 at 31 December 2005 (31 December 2004 – US$1,987,000). Interest rate applicable to the capitalised finance cost was 10.9% in 2005 (2004 – 11%).

7. INTEREST RECEIVABLE AND SIMILAR INCOME

	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Other income – continuing operations	**217**	255	**1,486**	3,832
Interest receivable	**3,590**	1,132	**10,496**	542
	3,807	1,387	**11,982**	4,374

8. TAXATION

The Company does not anticipate a corporation tax charge for the period as all profits/(losses) arise in its subsidiaries and the Company itself has suffered losses. The tax charge for the subsidiaries was US$3,686,000 (2004 – US$5,469,000) for the period ended 31 December 2005, based on a tax rate of 24% and US$342,000 (2004 – nil) of UK tax on intragroup dividends on a tax rate of 30%.

With the exception of the tax penalties and charges disclosed below the Directors believe that there have been no other material breaches of Russian tax regulations and that these financial statements contain all necessary provisions in respect of the Group's tax liabilities in Russia. However, Russian tax and currency control regulations are in a state of flux and may be subject to differing interpretations by various governmental bodies. Fines and penalties for any errors and omissions could be significant.

	Group	
	2005 US$'000	2004 US$'000
Current tax:		
UK corporation tax on profits for the year	–	–
Foreign tax (24%)	**3,686**	5,469
UK tax on intragroup dividends (30%)	**342**	–
Tax penalties*	–	1,010
Total current tax	**4,028**	6,479
Deferred tax:		
Origination and reversal of timing differences	**1,182**	636
Total deferred tax	**1,182**	636
Tax related to joint venture Omchak		
Profit tax (24%)	**668**	1,222
Deferred tax charge/(release)	**154**	(85)
	822	1,137
Tax related to joint venture Rudnoye		
Profit tax (24%)	–	1
	–	1
Tax on profit on ordinary activities	**6,032**	8,253

*Tax penalties relate to Pokrovskiy Rudnik's breaches of certain Russian Tax regulations for the periods prior to 2003.

The tax assessed for the year is higher than the standard rate of corporation tax. The differences are explained below:

	Group	
	2005 US$'000	2004 US$'000 (as restated)
Group profit on ordinary activities before tax	**19,194**	20,916
Less: profit from Non-Russian companies	**(2,801)**	–
Add: loss on the Company's ordinary activities before tax	**237**	1,892
Add: loss on other Non-Russian companies' ordinary activities before tax	**58**	50
	16,688	22,858
Profit on ordinary activities multiplied by standard rate of corporate tax in Russia of 24% (2004 – 24%)	**4,005**	5,486
Capital allowance for year in excess of depreciation	**409**	56
Interest capitalised for the year	–	(202)
Indirect costs of stock	**(762)**	(1,010)
Investment disposals	–	207
Lease charge	**(159)**	(223)
Exchange difference	**(441)**	521
Tax losses	**401**	295
Expenses not deductible for tax purpose	**726**	573
UK tax on intragroup dividends	**342**	–
Adjustment to tax charge in respect of previous year	**71**	161
Deferred stripping costs	**(564)**	(395)
	4,028	5,469

	Group	
	2005 US$'000	2004 US$'000
Deferred tax		
Fixed assets timing differences	**280**	1,657
Differences in tax values of stock	**(100)**	1,400
Development expenses timing differences	**107**	136
Timing difference on investments	**111**	(91)
Timing differences on lease operations	**522**	(389)
Timing difference on sale and lease back transactions	**336**	(1,946)
Other timing differences	**(74)**	(131)
	1,182	636

9. GOODWILL

	Group 2005 US$'000
Cost	
At 1 January 2005	**(2,776)**
Goodwill arising on acquisition of Koboldo (Note 33)	**(176)**
Goodwill released on disposal of 15% share in JV Omchak	**2,776**
At 31 December 2005	**(176)**
Amortisation	
At 1 January 2005	–
At 31 December 2005	–
Net book value	
At 1 January 2005	**(2,776)**
At 31 December 2005	**(176)**

In December 2005 the Group's share of the joint venture Omchak was decreased to 50% in accordance with the original joint venture agreement. As a result of the disposal negative goodwill of US$2,776,000 has been released. No share of the negative goodwill was previously recognised in the profit and loss account.

10. OTHER INTANGIBLE ASSETS

	Group 2005 US$'000
Cost	
At 1 January 2005	**87,380**
Additions as a result of acquisition of a subsidiary (Note 33)	**3,692**
Additions	**15,824**
New shares issued (contingent shares, Note 24)	**5,198**
Disposal arising on additional acquisition of Pokrovskiy Rudnik shares	**(1,180)**
At 31 December 2005	**110,914**
Amortisation	
At 1 January 2005	**6,727**
Charge for the year	**1,955**
Charged and capitalised for the year	**1**
	8,683

10. OTHER INTANGIBLE ASSETS CONTINUED

	Group 2005 US$'000
At 31 December 2005	
Net book value	
At 1 January 2005	**80,653**
At 31 December 2005	**102,231**

Other intangible assets comprise mineral properties such as gold licences and rights over other mineral resources.

11. CAPITALISED EXPLORATION AND DEVELOPMENT EXPENDITURE

	Group 2005 US$'000
Cost	
At 1 January 2005	**10,251**
Additions as result of acquisition (Note 33)	**1,759**
Additions	**18,545**
At 31 December 2005	**30,555**
Amortisation	
At 1 January 2005	–
At 31 December 2005	–
Net book value	
At 1 January 2005	**10,251**
At 31 December 2005	**30,555**

12. PROPERTY, PLANT AND EQUIPMENT

Group	Mining assets US$'000	Vehicles US$'000	Furniture, fixtures, fittings and others US$'000	Construction in progress US$'000	Total US$'000
Cost					
At 1 January 2005	43,425	13,441	1,951	13,057	71,874
Additions as a result of acquisition	235	167	98	136	636
Additions	3,574	3,521	1,286	13,206	21,587
Transfer from construction in progress	13,961	1,412	203	(15,576)	–
Disposals	(258)	(200)	(37)	–	(495)
At 31 December 2005	**60,937**	**18,341**	**3,501**	**10,823**	**93,602**
Depreciation					
At 1 January 2005	7,310	3,384	601	–	11,295
Additions as a result of acquisition	65	57	32	–	154
Charge for the year	4,325	2,418	722	–	7,465
Disposals	151	245	28	–	(271)
	11,603	**5,702**	–	–	**18,643**
Net book value					
At 31 December 2004	36,115	10,057	1,350	13,057	60,579
At 31 December 2005	**49,334**	**12,639**	**2,163**	**10,823**	**74,959**

The net book value of the Group's mining assets includes US$427,000 (2004 – US$1,736,000) in respect of assets held under finance leases. The net book value of the Group's vehicles includes US$151,000 (2004 – US$539,000) in respect of assets held under finance leases.

The net book value of the Group's mining assets also includes US$5,755,000 (2004 – US$6,759,000) in respect of assets sold and leased back. The net book value of the Group's vehicles includes US$3,816,000 (2004 – US$3,411,000) in respect of assets sold and leased back. The liability in respect of the sale and lease back transaction is disclosed in Note 22.

At 31 December 2005 mining assets with nil net book value (2004 – US$5,465,000) were pledged as security for the short-term and long-term loans disclosed in Note 18 and Note 22.

At 31 December 2005, fixed assets were insured to a value of approximately US$58.3 million (2004 – US$40.4 million) with Russian registered insurance companies.

Company	Furniture, fixtures, fittings and others US$'000	Total US$'000
Cost		
At 1 January 2005	247	247
Additions	30	30
At 31 December 2005	**277**	**277**
Depreciation		
At 1 January 2005	59	59
Charge for the year	60	60
At 31 December 2005	**119**	**119**
Net book value		
At 31 December 2004	188	188
At 31 December 2005	**158**	**158**

13. STOCK AND WORK IN PROGRESS

	Group 2005 US$'000	Group 2004 US$'000 (as restated)	Company 2005 US$'000	Company 2004 US$'000
Stores and spares	**7,032**	4,405	–	–
Work in progress	**16,483**	12,873	–	–
Bullion in process	**6**	16	–	–
	23,521	17,294	–	–

	Group 2005 US$'000	Group 2004 US$'000 (as restated)	Company 2005 US$'000	Company 2004 US$'000
Work in progress to be completed within one year	**8,948**	9,219	–	–
Work in progress to be completed after more than one year	**7,535**	3,654	–	–
	16,483	12,873	–	–

Work in progress comprises leached ore, ore in the process of leaching, poor ore and advanced stripping.

14. INVESTMENTS

	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Investments – other	**447**	36	**–**	–
Shares in subsidiaries and joint ventures	**1**	1,363	**104,852**	79,047
	448	1,399	**104,852**	79,047

Movement in shares in subsidiaries and joint ventures is as follows:

	Group	Company
As at 1 January 2005	**1,363**	**79,047**
Consolidated on 1 January 2005		
OOO Olga	**(500)**	–
ZAO Management Company PHM (MC PHM)	**(862)**	–
Additions		
OAO Pokrovskiy Rudnik additional 0.93%	–	**597**
OAO Pokrovskiy Rudnik – Pioneer deposit	–	**15,000**
PHM (Cyprus) Ltd – contingent shares issued	–	**5,199**
Eponymousco Ltd – C shares	–	**23**
Yamal Holdings Ltd	–	**23**
As at 31 December 2005	**1**	**104,852**

The Company and the Group have the following material investments. These investments were consolidated in these financial statements.

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held directly by the Company				
Eponymousco Ltd	United Kingdom	Holding Company	United Kingdom	100%
Victoria Resources Ltd*	United Kingdom	Holding Company	United Kingdom	100%
Peter Hambro Mining Group Finance Ltd	Guernsey	Finance Company	United Kingdom	100%
Yamal Holdings Ltd	Cyprus	Holding Company	Cyprus	100%
Peter Hambro Mining (Cyprus) Ltd	Cyprus	Holding Company	Cyprus	100%
ZAO Management Company PHM	Russia	Holding Company	Russia	100%
OOO Olga	Russia	Gold exploration and production	Russia	100%
OAO Pokrovskiy Rudnik**	Russia	Gold exploration and production	Russia	98.6%
ZAO ZRK Omchak (Joint Venture)	Russia	Gold exploration and production	Russia	50%
Held indirectly via 100% owned subsidiaries				
OOO Tokurskiy Rudnik	Russia	Gold exploration and production	Russia	100%
OOO GRK Victoria	Russia	Gold exploration and production	Russia	100%
OAO ZDP Koboldo	Russia	Gold exploration and production	Russia	91.7%
ZAO PHM Engineering	Russia	Project and engineering services	Russia	75%

14. INVESTMENTS CONTINUED

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held indirectly via Pokrovskiy Rudnik				
OAO YamalZoloto***	Russia	Gold exploration and production	Russia	98.7%
OOO NPGF Regis	Russia	Exploration work	Russia	51%
OOO Rudnoye (Joint Venture)	Russia	Gold exploration and production	Russia	49%
OOO Kapstroi	Russia	Construction	Russia	98.6%
OAO Yamalskaya Gornaya Kompania ("YGK")	Russia	Gold exploration and production	Russia	73.9%

*The Company holds 50% of the Group's total holding of 100% of Victoria Resources Ltd. The other 50% of the share capital is held by Eponymousco Ltd. Victoria Resources Ltd has a 100% subsidiary GRK Victoria which is a holder of a gold exploration and production licence over the Chagoyansk greenfield deposit.

**The Company holds 45.50% (2004 – 44.57%) of the Group's total holding of 98.61% (2004 – 97.68%) of the ordinary share capital of Pokrovskiy Rudnik. The further 53.11% of the share capital is held by Eponymousco Ltd (2004 – 53.11%). In December 2005 the Company acquired an additional 0.93% that was previously held by the Committee of Property Management of the Magdagachi District of the Amur Region of the Russian Federation. The stake was auctioned as part of a privatisation programme in December 2005. As a result of this the Group's stake in Pokrovskiy Rudnik has increased to 98.61%. The acquisition price was RUR17.2 million (c.US$597,000).

***The Company holds 10% of the Group's total holding of 98.7% (2004 – 88%) of YamalZoloto through a 100% subsidiary Yamal Holdings Ltd. The further 88.7% of the share capital is held by Pokrovskiy Rudnik (2004 – 88%).

In June 2005 the Company set up a wholly owned subsidiary Peter Hambro Mining Group Finance Ltd. The sole purpose of the subsidiary is to issue and service the convertible Bonds (see Note 23). Peter Hambro Mining Group Finance Ltd has been consolidated in these financial statements.

In January 2005 the Company set up a wholly owned subsidiary Yamal Holdings Ltd. Yamal Holdings Ltd has been consolidated in these financial statements.

In June 2005 Tokurskiy Rudnik acquired 91.66% of Koboldo for a consideration of US$288,000. Koboldo has been consolidated in these financial statements.

In July 2005 MC PHM set up a 75% subsidiary PHM Engineering. The main activity of PHM Engineering is to provide project and engineering services for the Group and third parties. PHM Engineering has been consolidated in these financial statements.

In February 2005 Pokrovskiy Rudnik set up a wholly owned construction company Kapstroi. Kapstroi is intended to carry on construction activities for the Group as well as for third parties. Kapstroi has been consolidated in these financial statements.

In September 2005 YamalZoloto subscribed for 74.87% of new shares issue in Yamalskaya Gornaya Kompania (YGK), that owned 10% of YamalZoloto at the date of acquisition. In December 2005 YGK disposed of this 10% to Yamal Holdings Ltd.

15. INVESTMENTS IN JOINT VENTURES

The Group's share of the net assets of its joint ventures comprise the following:

	Joint venture Omchak 2005 US$'000	Joint venture Rudnoye 2005 US$'000	Total 2005 US$'000	Total 2004 US$'000
Goodwill	**1,467**	**–**	**1,467**	2,821
Intangible assets	**1,220**	**833**	**2,053**	–
Fixed assets	**2,806**	**39**	**2,845**	5,100
Current assets	**12,238**	**177**	**12,415**	16,266
Total gross assets	**17,731**	**1,049**	**18,780**	24,187
Liabilities due within one year	**(5,821)**	**(122)**	**(5,943)**	(7,085)
Liabilities due after one year or more, including minority interest	**(1,282)**	**(946)**	**(2,228)**	(3,103)
Total gross liabilities	**(7,103)**	**(1,068)**	**(8,171)**	(10,188)

The Group's share of the results of Joint Venture Omchak for the year were as follows:

	Joint venture Omchak US$'000
Turnover	22,805
Profit before tax	827
Tax	822
Profit after tax	5

The Omchak joint venture was originally created for the purpose of bidding for a mining licence. Under the Omchak joint venture agreement the Russian shareholders (Susumanzoloto and Shkolnoye) are required to ensure that their assets contributed to the joint venture generate income sufficient to declare and pay dividends in the first five years of the joint venture's operations of not less than US$7,200,000 in aggregate. If the required level of dividends is not paid the Group's interest in the joint venture will be increased.

The amount of dividends paid during 2004 was US$321,728 and the Group's interest in the joint venture increased to 65% in April 2004 in accordance with the terms of the original joint venture agreement. As a result of the payment of dividends for 2003 and 2004 in December 2005 the Group's interest in the joint venture returned to its original 50% shareholding. The Group suffered a loss of US$413,000 from the disposal of 15% in the joint venture holding.

15. INVESTMENTS IN JOINT VENTURES CONTINUED

The Group's interest in Omchak is treated as an investment in a joint venture as it is jointly controlled by the Group and the other Russian shareholders under a contractual agreement. Fluctuations in the percentage interest in the joint venture do not change joint control over Omchak as none of the parties can control the entity.

16. LOANS

Amounts falling due after more than one year

	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Owed by Group undertakings	–	–	**115,372**	–
Loan issued to Aricom PLC	–	3,400	–	3,400
	–	3,400	**115,372**	3,400

The loan to Aricom PLC bore interest at 8% per annum and was secured against 1,000 issued and fully paid up ordinary shares of Russian Titan Company Ltd, representing 100% of the issued share capital. The loan was repaid on 18 March 2005 (Note 28).

Loans to the Group undertakings are normally for a period of three years with an interest rate ranging from 9 to 15%. Loans can be prolonged at the discretion of the Company.

17. DEBTORS

Amounts falling due within one year

	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Prepayments	**8,950**	4,655	–	140
VAT recoverable	**9,480**	7,325	**109**	44
Owed by Group undertakings	–	–	**8,024**	54,541
Other debtors	**5,630**	2,247	**276**	132
Interest accrued	**1,913**	291	**1,498**	–
Due from Hainault Ltd*	**4,000**	–	–	–
Bond issue costs prepayments	–	–	**715**	–
Loan to Rudnoye joint venture	**1,007**	822	–	–
Loans issued	**293**	2,444	–	–
	31,273	17,784	**10,622**	54,857

*The amount due from Hainault Ltd comprises the proceeds of US$4 million receivable from the disposal of 24% holding in KonGor Chrome. Net income from the disposal of the asset is US$3.8 million. The consideration was subsequently received in February 2006.

17. DEBTORS CONTINUED

Loans issued in 2004 included an amount of nil (2004 – US$2 million) to Interomax (Note 28). The loan was repaid in February 2005.

US$25,021,000 of debtors are Russian rouble denominated (2004 – US$15,426,000).

An interest rate analysis of loans issued is set out in Note 36.

18. CREDITORS

Amounts falling due within one year

	Group 2005 US$'000	Group 2004 US$'000 (as restated)	Company 2005 US$'000	Company 2004 US$'000 (as restated)
Trade creditors	**4,139**	2,093	**403**	125
Tax liability	**1,174**	1,418	–	–
Finance lease liabilities (Note 21)	**243**	652	–	–
Accrued interest on Bonds issued	**3,879**	–	–	–
Short-term loans	**174**	4,137	–	–
Short-term element of long term loans (Note 22)	**3,222**	2,895	–	–
Due to former shareholders of subsidiary (Note 20)	–	1,516	–	–
Due to Group undertakings	–	–	**4,254**	519
Due to MC PHM (Note 33)	–	432	–	432
Other creditors	**6,078**	2,464	**2,043**	732
	18,909	15,607	**6,700**	1,808

US$8,602,000 of total creditors are Russian rouble denominated (2004 – US$10,096,000).

19. PROVISIONS

	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Provision for restoration and closing costs	**171**	128	**–**	–
Deferred tax provision	**3,255**	2,054	**–**	–
RBS holders	**15,000**	–	**15,000**	–
	18,426	2,182	**15,000**	–
Provision at 1 January	**2,182**	1,504	**–**	–
Charge for restoration cost	**43**	42	**–**	–
Deferred tax charge in profit and loss account for year (Note 8)	**1,182**	636	**–**	–
Deferred tax as a result of acquisition (Note 8)	**19**	–	**–**	–
Addition (RBS holders) (Note 5)	**15,000**	–	**15,000**	–
Provision at 31 December	**18,426**	2,182	**15,000**	–

The Company has unrealised management expenses of US$4,200,000 at 31 December 2005 (31 December 2004 – US$4,200,000) which has resulted in a potential deferred tax asset of US$1,200,000 at the balance sheet date (2004 – US$1,200,000).

20. DUE TO FORMER SHAREHOLDERS OF SUBSIDIARY

	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Short-term element	**–**	1,516	**–**	–
Long-term element	**–**	3,486	**–**	–
	–	5,002	**–**	–

The amount due to former shareholders comprised dividends payable by Pokrovskiy Rudnik, of which nil (2004 – US$3,485,929) is owed to Pavel A. Maslovsky and the management of Pokrovskiy Rudnik. During 2005 the total amount of dividends outstanding was paid to the former shareholders.

21. FINANCE LEASE LIABILITIES

	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Short-term element	**256**	733	**–**	–
Finance charge allocated to future periods	**(13)**	(81)	**–**	–
	243	652	**–**	–
Due between 1–2 years	**–**	256	**–**	–
Due between 2–3 years	**–**	–	**–**	–
Finance charge allocated to future periods	**–**	(13)	**–**	–
	–	243	**–**	–
Total obligation	**243**	895	**–**	–

22. LONG-TERM BORROWINGS

		Group		Company	
	Note	**2005 US$'000**	2004 US$'000	**2005 US$'000**	2004 US$'000
Due in less than 1 year		**3,222**	2,895	**–**	–
Due between 1–2 years		**2,005**	2,895	**–**	–
Due between 2–3 years		**245**	1,760	**–**	–
Due between 3–5 years		**–**	–	**141,800**	–
		5,472	7,550	**141,800**	–
Short-term element	18	**3,222**	2,895	**–**	–
Long-term element		**2,250**	4,655	**141,800**	–
		5,472	7,550	**141,800**	–

As at 31 December 2005, the only long-term loans outstanding were three loans from Moscow International Bank repayable by instalments until 2007. The loans are US dollar denominated and arose as a result of sale and lease back transactions in 2004. An interest rate profile of the Group's borrowings is shown at Note 36.

The Company has an intra group loan of US$135,900,000 from Peter Hambro Mining Group Finance Ltd. The loan matures on 11 August 2010 and bears an interest rate of 7.98%.

23. GUARANTEED CONVERTIBLE BONDS

	Note	Group 2005 US$'000	Group 2004 US$'000	Company 2005 US$'000	Company 2004 US$'000
Bonds issued		**140,000**	–	–	–
Less equity component	26	**(1,583)**	–	–	–
Less bonds issue cost deferred		**(4,876)**	–	–	–
Bonds issue cost amortisation for the period		**379**	–	–	–
		133,920	–	–	–
Due between 3–5 years		**138,417**	–	–	–
Finance costs allocated to future periods		**(4,497)**	–	–	–
Total guaranteed convertible bonds		**133,920**	–	–	–

In August 2005 the Group issued US$140 million of convertible bonds due in 2010 (the "Bonds"). The Bonds were issued at par by the Company's wholly owned subsidiary Peter Hambro Mining Group Finance Ltd and are guaranteed by the Company. The Bonds carry a coupon rate of 7.125% payable semi-annually in arrears and can be converted into fully paid ordinary shares of £0.01 each of the Company at the price of £7.56 per share. If not converted or previously redeemed the Bonds will be redeemed at par on or about 11 August 2010.

*The present value of the liability component is calculated using a discount rate of 7.4%, the market interest rate for similar bonds having no conversion rights. The difference between the proceeds of the bonds issue and the fair value of the liability is assigned to the equity component.

24. CALLED UP EQUITY SHARE CAPITAL

Ordinary shares	Company 2005 US$'000	Company 2004 US$'000
Allotted, called up and fully paid:		
At the beginning of the period	**1,193**	1,010
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd*	**13**	–
Shares issued in relation to acquisition of C shares of Eponymousco Ltd**	**40**	–
Other new issues***	**27**	183
At the end of the year	**1,273**	1,193

Number of shares (par value £0.01)	**No. '000**	No. '000
Authorised	**100,000**	100,000
Issued at the beginning of the period	**73,999**	63,999
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd*	**750**	–
Shares issued in relation to acquisition of C shares of Eponymousco Ltd**	**2,759**	–
Other new issues***	**1,449**	10,000
At the end of the year	**78,957**	73,999

Convertible C shares of Eponymousco	Company 2005 US$'000	Company 2004 US$'000
Allotted, called up and fully paid:		
At the beginning of the year	**40**	40
Exchanged for new ordinary shares issue**	**(40)**	–
At the end of the year	–	40

Number of shares (par value £0.01)	**No. '000**	No. '000
Authorised	**2,759**	2,759
At the beginning of the year	**2,759**	2,759
Exchanged for new ordinary shares issue**	**(2,759)**	–
At the end of the year	–	2,759

*In June 2003 6,000,000 shares in the capital of the Company were issued in exchange for the total issued share capital of Peter Hambro Mining (Cyprus) Ltd. A contingent issue of 1,500,000 such shares in respect of the acquisition of Peter Hambro Mining (Cyprus) Ltd was accounted as a separate contingent reserve on acquisition. Under the terms of the acquisition agreement as amended, the Company issued 750,000 such shares on 20 July 2005 to Reagrove, the vendor, in part settlement of its obligation to issue a total of 1,500,000 such shares in respect of the acquisition.

24. CALLED UP EQUITY SHARE CAPITAL CONTINUED

**On 20 July 2005, following the payment of the uncalled amount of £1.01 on each C share by the participating employees, 2,759,368 ordinary shares of £0.01 in the Company were issued to the holders in exchange for their C shares.

***In April 2005 the Company issued 1,448,545 shares at an issue price of £5.50 per share to the International Finance Corporation, *the private sector arm of the World Bank Group.*

As a result of these transactions a share premium of US$28.1 million after commissions and share issue costs of US$0.1 million was created (Note 26).

25. RECONCILIATION OF EQUITY SHAREHOLDERS' FUNDS

	Group		*Company*	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Ordinary share issued	**28,145**	69,183	**28,145**	69,183
Contingent shares	**(3,152)**	–	**(3,152)**	–
Equity reserve on bonds	**1,583**	–	**–**	–
Share incentive reserve	**(40)**	–	**–**	–
Profit/(loss) for the year	**13,255**	15,318	**(237)**	(1,892)
Net changes in shareholders' funds	**39,791**	84,501	**24,756**	67,291
Opening shareholders' funds	**200,134**	115,633	**156,122**	88,831
Closing shareholders' funds	**239,925**	200,134	**180,878**	156,122

As permitted by Section 230 of the Companies Act 1985, the individual profit and loss account of the Company is not presented as a part of these accounts.

The availability of the Group's reserves for distribution will be determined, to the extent that they include reserves held in the Russian subsidiary and joint venture undertakings, by applicable legislation in Russia and in accordance with the Russian subsidiary and joint venture undertakings' statutory financial statements. The Russian subsidiary and joint venture undertakings' statutory financial statements are prepared in accordance with Russian accounting regulations. These differ significantly from UK GAAP. The distributable reserves may therefore differ significantly from the figure shown above.

26. RESERVES

Group	Share capital US$'000	Share premium US$'000	Other distri-butable reserve US$'000	Merger reserve US$'000	Contingent reserve on acquisition US$'000	Share incentive reserve US$'000	Equity reserve on bonds US$'000	Profit and loss account US$'000	Total Equity shareholders' funds US$'000
Balance as at 31/12/2003	1,010	85,252	–	8,755	6,304	40	–	14,272	115,633
New shares issued	183	73,227	–	–	–	–	–	–	73,410
Share issue costs incurred in the year	–	(4,227)	–	–	–	–	–	–	(4,227)
Profit for the year	–	–	–	–	–	–	–	15,318	15,318
Balance as at 31/12/2004	1,193	154,252	–	8,755	6,304	40	–	29,590	200,134
New shares issued	27	14,898	–	–	–	–	–	–	14,925
Share issue costs incurred in the year	–	(117)	–	–	–	–	–	–	(117)
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	13	8,338	–	–	–	–	–	–	8,351
Shares issued in relation to acquisition of C shares of Eponymousco Ltd	40	4,946	–	–	–	(40)	–	–	4,946
Transfer to other distributable reserve*	–	(148,625)	148,625	–	–	–	–	–	–
Transfer to other distributable reserve*	–	(28,097)	28,097	–	–	–	–	–	–
Transfer to profit and loss account*	–	(5,595)	–	–	–	–	–	5,595	–
Issue of contingent shares	–	–	–	–	(3,152)	–	–	–	(3,152)
Equity reserve on bonds	–	–	–	–	–	–	1,583	–	1,583
Profit for the year	–	–	–	–	–	–	–	13,255	13,255
Balance as at 31/12/2005	**1,273**	**–**	**176,722**	**8,755**	**3,152**	**–**	**1,583**	**48,440**	**239,925**

26. RESERVES CONTINUED

Company	Share capital US$'000	Share premium US$'000	Other distributable reserve US$'000	Contingent reserve on acquisition US$'000	Profit and loss account US$'000	Total Equity shareholders' funds US$'000
Balance as at 31/12/2003	1,010	85,252	–	6,304	(3,735)	88,831
New shares issue	183	73,227	–	–	–	73,410
Share issue costs incurred in the year	–	(4,227)	–	–	–	(4,227)
(Loss) for the year	–	–	–	–	(1,892)	(1,892)
Balance as at 31/12/2004	1,193	154,252	–	6,304	(5,627)	156,122
New shares issue	27	14,898	–	–	–	14,925
Share issue costs incurred in the year	–	(117)	–	–	–	(117)
Contingent shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	13	8,338	–	–	–	8,351
Shares issued in relation to acquisition of C shares of Eponymousco Ltd	40	4,946	–	–	–	4,986
Transfer to other distributable reserve*	–	(148,625)	148,625	–	–	–
Transfer to other distributable reserve*	–	(28,097)	28,097	–	–	–
Transfer to profit and loss account*		(5,595)	–	–	5,595	–
Issue of contingent shares	–	–	–	(3,152)	–	(3,152)
(Loss) for the year	–	–	–	–	(237)	(237)
Balance as at 31/12/2005	**1,273**	–	**176,722**	**3,152**	**(269)**	**180,878**

*A special resolution was passed by the Company on 21 June 2005 to cancel the Share Premium Account. A Petition was presented on 2 August 2005 and heard at the High Court on 24 August 2005. The Order of Court on Cancellation of the Share Premium Account was registered on 25 August 2005 and the cancellation then took effect.

The amount subject to cancellation at 24 August 2005 stood at US$182,317,037. Of this, US$148,625,184 was transferred to a Special Reserve and US$5,595,036 was credited to the profit and loss account to eliminate accumulated losses as stated in the Petition. The balance of US$28,096,817 was credited to Other Distributable Reserve where it was amalgamated with the Special Reserve.

27. MINORITY INTERESTS

	Group 2005 US$'000	Group 2004 US$'000
At the beginning of the year	**2,130**	733
Minority interest arising on acquisition of subsidiary undertakings	**1,867**	1,184
Dividends payable	–	(113)
Minority interest in net profit of subsidiary undertakings	**527**	326
At the end of the year	**4,524**	2,130

All minority interests are equity interests.

28. RELATED PARTY TRANSACTIONS

The Group had the following related party transactions during the year (VAT is included where applicable):

Related party	Description	Movement for the year 2005 US$'000	Amount due from/(due to) 2005 US$'000	Movement for the year 2004 US$'000	Amount due from/(due to) 2004 US$'000
Peter Hambro Ltd	Management and accommodation charge	**(223)**	**40**	(74)	(12)
Aricom PLC and subsidiaries	Loan facility	**(3,400)**	–	786	3,400
	Services to Kapstroi	**(49)**	–	–	–
	Rent to Kapstroi	**(724)**	–	–	–
	Purchases by Kapstroi	**(19)**	–	–	–
	Interest income	**64**	–	193	–
	London expenses recharged	**143**	**30**	175	122
	Geological work	**1,246**	**56**	286	–
	Construction materials	**5**	–	–	–
	Expenses recharged	**37**	–	229	229
	Sale of assets	**430**	–	–	–
	Construction services	**5,014**	**2,924**	–	–
Total Aricom PLC		**2,747**	**3,010**	1,669	3,751
AMK	Loan to Kapstroi	**(174)**	**(174)**	–	–
	Construction services	**396**	**197**	–	–
	Services rendered	**(6)**	**(28)**	(20)	(24)
Total AMK		**(216)**	**(5)**	(20)	(24)
Former shareholders of subsidiary	Dividends due	**3,486**	–	(202)	(3,486)
Tynda Forest Holdings Ltd	Loan to Interomax	**(2,041)**	–	748	2,041

28. RELATED PARTY TRANSACTIONS CONTINUED

Peter Hambro Ltd, formerly Peter Hambro plc, is considered a related party due to Peter C.P. Hambro's 51% holding in that company.

Aricom PLC is considered a related party due to Peter C.P. Hambro and Pavel A. Maslovsky's shareholdings and directorships in that company.

AMK is considered a related party due to Peter C.P. Hambro and Pavel A. Maslovsky's shareholdings in that company.

Tynda Forest Holdings Ltd is considered a related party due to Peter C.P. Hambro and Pavel A. Maslovsky's shareholdings and directorships in that company.

Peter C.P. Hambro, Pavel A. Maslovsky and certain management of Pokrovskiy Rudnik are the participants of a Reserve Bonus Scheme. Details of the scheme are set out in Note 5.

An ultimate controlling party of the Company has not been identified.

As permitted by FRS 8 the Group decided not to disclose those transactions and balances between group entities that have been eliminated on consolidation.

29. NET CASH INFLOW FROM OPERATING ACTIVITIES

Group	2005 US$'000	2004 US$'000
Cash received from customers	**91,227**	62,155
Cash paid to suppliers and employees	**(57,462)**	(27,914)
Other proceeds	**215**	255
Other expenses	**(18,261)**	(13,964)
Net cash inflow from operating activities	**15,719**	20,532

30. RECONCILIATION OF OPERATING RESULT TO OPERATING CASH FLOW

Group	2005 US$'000	2004 US$'000
Operating profit before tax and minority interest	**19,194**	20,916
Adjusted for:		
Depreciation	**7,041**	4,719
Amortisation of intangibles	**1,955**	1,958
Restoration cost provision	**43**	42
Interest payable and similar charges	**5,193**	3,174
Bond issue related charges	**379**	–
Interest receivable	**(3,590)**	(1,132)
Loss/(gain) on disposals of fixed assets	**139**	(12)
Profit on disposal of business	**(3,822)**	–
Loss on disposal of 15% of JV Omchak	**412**	–
Elimination of unrealised profit in joint venture	**(1)**	(101)
Exchange differences in respect of finance activity	**(139)**	141
Exchange differences in respect of investment activity	**40**	–
Exchange differences in respect of minority shareholders' dividends	**(101)**	292
Goodwill amortisation	**–**	(16)
Operating profit before working capital changes	**26,743**	29,981
(Increase) in debtors	**(10,114)**	(5,762)
(Increase) in stock	**(5,317)**	(4,342)
Increase in creditors	**4,407**	655
Net cash inflow from operating activities	**15,719**	20,532

31. RECONCILIATION OF CASH FLOW TO NET CASH

Analysis of balances as shown in the balance sheet and changes during the year.

	Group 2005 US$'000	Group 2004 US$'000
Cash at the beginning of the year	**25,854**	14,827
Cash flows for the year	**118,680**	11,027
Cash at the end of the year	**144,534**	25,854

32. ANALYSIS OF NET CASH

	At 1 January 05 US$'000	Cash flow US$'000	Other non-cash changes US$'000	Exchange movement US$'000	At 31 December 05 US$'000
Cash in hand and at the bank	25,854	118,680	–	–	**144,534**
Debt due within one year	(4,138)	3,825	–	139	**(174)**
Debt due after one year	–	(140,000)	–	–	**(140,000)**
Less equity component	–	1,583	–	–	**1,583**
Bonds issue cost capitalised	–	4,876	(379)	–	**4,497**
		(11,036)	(379)	139	**10,440**
Net (debt)/cash including leasing	13,271	2,730	–	–	**(5,715)**
Net cash including leasing	13,271	(8,306)	(379)	139	**4,725**

33. ACQUISITION OF SUBSIDIARY UNDERTAKINGS

(a) Yamalskaya Gornaya Kompania
In September 2005 YamalZoloto subscribed for 74.87% of the issued share capital of Yamalskaya Gornaya Kompania (YGK) for a consideration of US$10.8 million.

The fair values of the assets and liabilities on the date of acquisition were:

	Yamalskaya Gornaya Kompania Book value US$'000	Fair value adjustment US$'000	Total US$'000
Intangible assets (Note 10)	–	3,192	3,192
Capitalised exploration and development expenditure (Note 11)	1,759	–	1,759
Fixed assets	408	–	408
Investments	8	–	8
Stocks	368	–	368
Debtors	9,129	–	9,129
Cash	359	–	359
Creditors	(796)	–	(796)
Profit tax payable	(60)	–	(60)
Fair value of net assets acquired	**11,175**	**3,192**	**14,367**
Less: Minority interest			(3,610)
			10,757
Consideration			
Cash			10,757
			10,757

Profit after taxation in YGK only for the period from 1 January 2005 to 30 September 2005, being the period from the beginning of the acquired entity's financial year to the date of acquisition was US$454,000. Profit after taxation for the year ended 31 December 2004 was US$5 million and included net profit of US$5.2 million on disposal of YamalZoloto to the Group in 2004.

(b) Koboldo
In June 2005 Tokurskiy Rudnik acquired 91.66% of Koboldo for a consideration of US$288,000. This company is a gold alluvial mining enterprise.

The fair values of the assets and liabilities on the date of acquisition were:

	Koboldo Book value US$'000	Fair Value adjustment US$'000	Total US$'000
Fixed assets	74	–	74
Stocks	487	–	487
Debtors	241	–	241
Cash	25	–	25
Creditors	(302)	–	(302)
Provision for deferred tax	(19)	–	(19)
Fair value of net assets acquired	**506**	–	**506**
Less: Minority interest			(42)
Negative goodwill arising on acquisition (Note 9)			(176)
			288
Consideration			
Cash			288
			288

(c) Olga
In December 2004 the Company also acquired 100% of the share capital of a gold exploration and mining company, Olga. Olga has a gold exploration and mining licence and is located in the Amur region of Russia. The Company paid US$500,000 for the whole share capital of Olga. Olga had not been consolidated in the 2004 Group accounts as it did not carry out any activity in 2004 and the balances were not material to the Group. Olga was consolidated in 2005 Group accounts with the effective date of 1 January 2005.

33. ACQUISITION OF SUBSIDIARY UNDERTAKINGS CONTINUED

The fair values of the assets and liabilities on the date of acquisition were:

	Olga US$'000	Fair Value adjustment US$'000	Total US$'000
Intangible assets (Note 10)	–	500	500
Fair value of net assets acquired	–	**500**	**500**
			500
Consideration			
Cash			500
			500

(d) Management Company PHM
In November 2004 the Company set up as a wholly owned Russian holding company Management Company PHM ("MC PHM"). MC PHM carries out management and mining activities of the Group in return for a fee while the other companies retain ownership of the licences. The total amount of cash the Company contributed was US$862,000 of which US$432,000 was still outstanding at the end of 2004 and subsequently paid in 2005. MC PHM had not been consolidated in the 2004 Group accounts as it did not have any activity in 2004 and the balances were not material to the Group. MC PHM was consolidated in 2005 Group accounts with the effective date of 1 January 2005.

(e) YamalZoloto
In December 2005 Yamal Holdings Ltd acquired 10% of YamalZoloto for the net consideration of US$10,000.

(f) Pokrovskiy Rudnik
In December 2005 the Company acquired an additional 0.93% that was previously held by the Committee of Property Management of the Magdagachi District of the Amur Region of the Russian Federation. The stake was auctioned as part of a privatisation programme in December 2005. As a result of this the Group's stake in Pokrovskiy Rudnik has increased to 98.61%. The acquisition price was RUR17.2 million (c.US$597,000).

34. EARNINGS PER ORDINARY SHARE

	2005 US$'000	2004 US$'000
Profit for the year	**13,255**	15,318
Weighted average number of ordinary shares	**76,618,392**	69,615,032
Earnings per ordinary share	**US$0.17**	US$0.22
Weighted average number of ordinary shares	**76,618,392**	69,615,032
C shares	–	2,759,368
Contingent shares	**750,000**	1,500,000
Weighted average number of diluted shares	**77,368,392**	73,874,400
Diluted earnings per share	**US$0.17**	US$0.21

35. CURRENCY AND COMMODITY PRICE RISK

Although the Group is headquartered in the United Kingdom, sterling denominated monetary assets and liabilities at 31 December 2005 were not significant.

Because of the location of its operating activities in Russia, Pokrovskiy Rudnik and other Group Russian subsidiary and joint venture undertakings are necessarily involved in transactions denominated in Russian roubles and have Russian rouble denominated balances. The Group incurs operating costs in Russian roubles and the Group's borrowings at 31 December 2005 were largely denominated in US dollars.

The world market for gold is principally denominated in US dollars. Within Russia sales prices are set with reference to the US dollar but settlements are made in Russian roubles.

Recent trends in the Russian rouble/US dollar exchange rate suggest that the Russian rouble is gaining value against the US dollar. If this trend continues and results in any significant and sustained appreciation of the Russian rouble against the US dollar the Group's revenue and profitability could be affected. The Company did not engage in hedging to minimise exchange rate risk, however it is considering implementing such arrangements in the future.

The Group does not hedge its exposure to gold price fluctuation risk. Gold is sold at London market spot rates.

36. FINANCIAL ASSETS AND LIABILITIES

The interest rate profile for the Group's borrowings was

	2005			2004		
	Fixed rate borrowing US$'000	**Interest free US$'000**	**Total US$'000**	Fixed rate borrowing US$'000	Interest free US$'000	Total US$'000
US dollar	**145,472**	**–**	**145,472**	8,650	–	8,650
Russian rouble	**–**	**174**	**174**	2,973	65	3,038
Capital element of finance lease, US dollar	**243**	**–**	**243**	895	–	895
	145,515	**174**	**145,889**	12,518	65	12,583

The weighted average interest rate on the Group's interest bearing borrowings for 2005 was:

US dollar	7.27%
Russian rouble	n/a
US dollar finance lease	15%

The interest rate profile for the Group's financial assets was:

	2005				2004			
	Fixed rate	**Floating rate**	**Interest free**	**Total**	Fixed rate	Floating rate	Interest free	Total
Cash – US dollar	**123,198**	**1,045**	**776**	**125,019**	–	17,996	1,269	19,265
Cash – Russian rouble	**11,528**	**–**	**3,797**	**15,325**	–	–	3,869	3,869
Cash – GBP	**–**	**3,462**	**728**	**4,190**	–	2,491	229	2,720
US dollar	**–**	**–**	**–**	**–**	5,441	–	–	5,441
Russian rouble	**1,260**	**–**	**40**	**1,300**	1,004	–	221	1,225
	135,986	**4,507**	**5,341**	**145,834**	6,445	20,487	5,588	32,520

The weighted average rate on the Group's interest bearing financial assets was 6.07% in 2005 (2004 – 4.15%)

The fair values of the Group's financial assets and liabilities are not materially different to the book values.

37. COMMITMENTS UNDER OPERATING LEASES

At 31 December 2005 the Company had annual commitments under a non-cancellable operating lease of the office premises as set out below.

	Group		Company	
	2005 US$'000	2004 US$'000	**2005 US$'000**	2004 US$'000
Expiring:				
After 5 years	**226**	249	**226**	249
	226	249	**226**	249

During the year 2005 US$174,000 (2004 – US$210,000) of operating lease costs were charged under administrative expenses.

38. CAPITAL COMMITMENTS

Amounts contracted for but not provided for in the financial statements amounted to US$3,000,000 for the Group (2004 – US$3,751,000).

39. POST BALANCE SHEET EVENTS

On 18 April 2006 the International Finance Corporation ("IFC"), the private sector arm of the World Bank Group, invested a further US$17.4 million by exercising to the full extent its option to subscribe for ordinary shares in the Company. As was announced on 5 April 2005, the IFC subscribed for 1,448,545 ordinary shares in the Company at that time and was granted the option to subsequently apply for up to a matching amount of additional new shares. On 28 April 2006 the IFC held 2,539,954 ordinary shares in the Company representing 3.15% of the total issued share capital of the Company.

PETER HAMBRO MINING PLC

Office
11 Grosvenor Place
Belgravia
London
SW1X 7HH

Tel: +44 20 7201 8900
Fax: +44 20 7201 8901
Email: contact@peterhambro.com

www.peterhambro.com

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

<u>Press release of 28 April 2006</u>

Holdings in Company

Peter Hambro Mining plc (the "Company") was notified by the International Finance Corporation, a member of the World Bank Group, that it holds 2,534,954 ordinary shares of £0.01 each in the Company representing 3.15 per cent of the total issued share capital of the Company.

Enquiries:

Alya Samokhvalova	
Director of External Communications	Peter Hambro Mining plc
Marianna Adams Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin
Maria Suleymanova	+44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release of 16th May 2006

2005 ANNUAL REPORT & ACCOUNTS

NOTICE OF ANNUAL GENERAL MEETING

TERMINATION OF RESERVE BONUS SCHEME

PETER HAMBRO MINING PLC ("PHM" or the "Company") today released its Annual Report and Accounts for the financial year ended 31st December 2005. The Company's 2005 Annual Report which is being issued further to the preliminary announcement of the annual results reported on 24th April, details:

- PHM's operating assets and their performance during 2005;
- analysis and discussion of PHM's financial performance and status;
- breakdown of PHM's growth in gold reserves and resources together with a review of exploration work undertaken during 2005 and planned for the future; and
- PHM's annual Corporate and Social Responsibility Statement.

The Annual Report is now available online at www.peterhambro.com. Additional copies may be requested directly from the Company and will be available at the Company's registered office, 11 Grosvenor Place, London SW1X 7HH from Monday 22nd May 2006.

Printed copies of the Annual Report will be distributed to shareholders later this week together with the Notice of the Annual General Meeting and proxy form. The Annual General Meeting will be held at 12 noon on Tuesday 22nd June 2006 at 11 Grosvenor Place, London SW1X 7HH, and Notice of the Meeting will be available at the Company's registered office from Monday 22nd May 2006.

As previously announced, the Company has for some time now been considering the future of the Reserves Bonus Scheme (the "RBS" or the "Scheme") with the aim of terminating it. It was agreed to establish the RBS shortly before the initial public offering of PHM for the benefit of certain senior executives, the RBS being based on PHM's success in confirming estimated reserves at the Pioneer deposit. The independent Directors of PHM, being Sir Rudolph Agnew, Peter

Hill-Wood and Philip Leatham, having taken professional advice have agreed that the sum of US$15,000,000 in aggregate is fair compensation to the participants for agreeing that the RBS will not proceed. The independent directors also consider that this payment is less than the cost to PHM (as determined by reference to the estimated net present value of the ongoing payment obligations for the Company under the RBS) of implementing the Scheme in full. The Independent Directors consider, having consulted with the Company's nominated adviser, JPMorgan Cazenove, that the terms of the transaction are fair and reasonable insofar as the Company's shareholders are concerned.

As the participants of the RBS are senior executives of the Group and include a director of the Company's principal operating subsidiary, the making of the payment is subject to the approval of the Company's shareholders and will be voted on at the Company's Annual General Meeting. Peter Hambro and Pavel Maslovsky, who were eligible to participate in the Scheme, have given up their rights to do so and will not be receiving payment under the Scheme.

Enquiries:

Alya Samokhvalova / Marianna Adams	Peter Hambro Mining PLC +44 (0) 20 7201 8900
Tom Randell / Maria Suleymanova	Merlin +44 (0) 20 7653 6620

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: www.peterhambro.com Email: corporate@peterhambro.com

Press release of 23rd May 2006

DEALINGS IN SHARES

BY PERSON CONNECTED WITH COMPANY DIRECTOR

The Company has been informed by its Chairman, Mr. Peter Hambro, that his spouse has purchased 2,080 ordinary shares of 1p ("Shares") in the Company today at the price of £12.05 per share.

Please find below the number of Shares in the Company held pre and post this acquisition by Peter Hambro and his associates:

Pre-acquisition shareholding		Post-acquisition shareholding	
Number of Shares	% of total issued share capital	Number of Shares	% of total issued share capital
5,241,099	6.52%	5,243,179	6.52%

Enquiries:

Alya Samokhvalova, Marianna Adams	Peter Hambro Mining plc +44 (0) 20 7201 8900
Tom Randell, Maria Suleymanova	Merlin +44 (0) 20 7653 6620

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document you should consult a person authorised under the Financial Services and Markets Act 2000 who specialises in advising in connection with shares and other securities.

If you have sold or otherwise transferred all of your shares in Peter Hambro Mining plc please send this document, together with the accompanying Form of Proxy, to the purchaser or transferee or to the stockbroker, bank, or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

This document should be read in conjunction with the Annual Report and Accounts in respect of the year ended 31 December 2005.

PETER HAMBRO MINING PLC

(Incorporated in England and Wales with Registered No. 4343841)

Notice of Annual General Meeting to be held on 22 June 2006

Notice of the Annual General Meeting to be held at 12 noon on Thursday 22 June 2006 at 11 Grosvenor Place, London SW1X 7HH is set out on pages 5-7.

The action to be taken by Shareholders is set out on page 4. Whether or not you plan to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions printed on the enclosed Form of Proxy. To be valid, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company's registrars, Capita Registrars (Proxies), PO Box 25, Beckenham, Kent, BR3 4BR, as soon as possible but in any event so as to be received not less than 48 hours before the time appointed for the Annual General Meeting. Completion of a Form of Proxy will not preclude a member from attending and voting in person.

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Directors:

Peter Hambro	(Executive Chairman)
Dr Pavel Maslovsky	(Deputy Chairman)
Jay Hambro	(Business Development Director)
Alexei Maslovsky	(Executive Director, Group Treasurer)
Andrey Maruta	(Deputy Finance Director)
Alfiya Samokhvalova	(Director of External Communications)
Philip Leatham	(Non-Executive Finance Director)
Sir Rudolph Agnew	(Non-Executive Director)
Peter Hill-Wood	(Non-Executive Director)

16 May 2006

Dear Shareholder

Annual General Meeting 2006

I am writing to inform you that the Annual General Meeting (the "AGM") of Peter Hambro Mining plc (the "Company") will be held at 12 noon on 22 June 2006 at 11 Grosvenor Place, London SW1X 7HH. The formal Notice of the AGM and resolutions to be proposed are set out on pages 5 to 7. The resolutions to be put to the Meeting will address the following matters:

ORDINARY BUSINESS

Annual Report and Accounts (Resolution 1)

Shareholders will be asked to receive and adopt the Annual Report and Accounts of the Company for the year ended 31 December 2005 together with the report of the auditors.

Re-appointment of Directors (Resolutions 2 to 5)

Alfiya Samokhvalova who was appointed by the Board during the year, retires in accordance with Article 86 of the Company's Articles of Association and, being eligible, offers herself for re-election.

Peter Hill-Wood, Philip Leatham and Alexei Maslovsky retire in accordance with Article 91 of the Company's Articles of Association and, being eligible, offer themselves for re-election.

Brief biographical details of each of the Directors standing for re-election appear on page 29 of the Annual Report and Accounts which are being posted to shareholders with this Notice of AGM.

Auditors (Resolution 6)

The Company is required at each general meeting at which accounts are presented to appoint auditors to hold office until the next such meeting. Moore Stephens LLP have indicated their willingness to continue in office. Accordingly, Resolution 6 re-appoints Moore Stephens LLP as auditors to the Company and authorises the Directors to fix their remuneration.

SPECIAL BUSINESS

Authority to allot shares (Resolution 7)

Under the Companies Act 1985, the Directors are not permitted to issue new shares (or to grant rights over shares) unless authorised to do so by the shareholders. Resolution 7 authorises the Directors to allot ordinary shares in the Company ("Ordinary Shares") up to a maximum aggregate nominal amount of £395,949. This represents the nominal value of the authorised share capital less the nominal value of the Ordinary Shares already in issue.

Partial disapplication of pre-emption rights (Resolution 8)

Under the Companies Act 1985, the Directors require authority from shareholders before allotting new shares (or rights in respect of shares) for cash without first offering them to existing shareholders in proportion to their existing holdings. The Company seeks in Resolution 8 shareholders' authority to disapply this requirement, for the following purposes:

(a) to enable rights issues, open offers or equivalent offers and the like to be implemented on a basis which enables the Directors to make arrangements to deal with (inter alia) fractional entitlements and overseas securities laws;

(b) to enable the issue of shares pursuant to share option schemes adopted by the Company; and

(c) in addition, to enable the issue of shares up to an aggregate nominal amount of £160,810, (this represents 20 per cent. of the current issued share capital of the Company).

Such authority, if given, will expire at the conclusion of the Annual General Meeting of the Company in 2007, or, if earlier, on the date falling 15 months after the date of the passing of Resolution 8. This extends to any subsequent sale of equity securities which have been held in treasury. The limits which apply to the allotment authority apply equally to any sales of treasury shares.

Authority to purchase shares (Resolution 9)

It is proposed that the Company retains the ability to purchase up to 10 per cent. of its issued share capital. The Company's powers to purchase its own shares will be subject to the limitations set out in Resolution 9. It is the intention of the Directors only to exercise such authority if satisfied that to do so would be in the best interests of the Company. The Directors have no present intention to make any such purchase.

The Company would consider holding any of its own shares which it purchases pursuant to the authority conferred by Resolution 9 as treasury shares. No dividends will be paid on any shares held in treasury and no voting rights will attach to such shares. It will be possible for the Company to transfer shares out of treasury pursuant to an employee share scheme.

Approval of certain transactions between the Company and Aricom plc (Resolution 10)

The Peter Hambro Mining group ("the Group") construction company, OOO "Kapstroi", in line with its policy of performing external contracting works with currently available resources, has been and further intends to perform certain construction and other works for Aricom plc and/or its subsidiaries ("Aricom"). Furthermore, discussions are ongoing which may lead to the sale of non-gold Group portfolio assets to Aricom.

Both the Chairman and the Deputy Chairman of the Company are also Non-Executive Deputy Chairmen of Aricom plc, and both are shareholders in the Company as well as in Aricom plc. The Board have carefully considered whether the proposed arrangements between Group companies and Aricom group companies would require shareholder approval and, on the basis of professional advice, are of the view that such approval is not formally required in the current circumstances. Nevertheless, in line with the Company's policy of full and transparent disclosure and shareholder participation, the Board is seeking approval from the Company's shareholders by way of Resolution 10 for entry into any such transactions up to a threshold value of 10% of the net assets of the Group for any one transaction. The terms of any such transactions will be subject to the approval of independent Directors and their implementation will be subject to compliance with the AIM rules and with any requirements for any shareholder approvals if particular arrangements or changed circumstances require this.

Termination of the Reserves Bonus Scheme (Resolution 11)
As previously announced, the Company's subsidiary, OAO Pokrovskiy Rudnik has been considering the future of the Reserves Bonus Scheme (the "Scheme") for certain senior Group Executives.

Agreement has now been reached with those entitled to participate in the Scheme (the "Eligible Persons") for the Scheme not to proceed. Peter Hambro and Pavel Maslovsky, who were eligible to participate in the Scheme, have given up their rights to do so and will not be receiving payment under the Scheme as described below. The independent Directors, who comprise Sir Rudolph Agnew, Peter Hill-Wood and Philip Leatham (the "Independent Directors"), having taken professional advice, have agreed that the sum of US$15,000,000 in aggregate (the "Scheme Payment") is fair compensation to the Eligible Persons for the Scheme not proceeding. The Independent Directors also consider that this payment is less than the cost to the Group (as determined by reference to the estimated net present value of the ongoing payment obligations for the Company under the Scheme) if the Scheme were to proceed. The Independent Directors consider, having consulted with the Company's nominated adviser, JPMorgan Cazenove, believe that the terms of the transaction are fair and reasonable insofar as the Company's shareholders are concerned. As the Eligible Persons are senior executives of the Group and include a director of the Company's principal operating subsidiary, the making of the Scheme Payment is subject to the approval of the Company's shareholders by way of this Resolution 11.

Action to be taken
You will find enclosed a Form of Proxy for use at the AGM. Please complete, sign and return the enclosed form as soon as possible in accordance with the instructions printed thereon, whether or not you intend to be present at the AGM. Forms of Proxy should be returned so as to be received by the Company's registrars, Capita Registrars (Proxies), PO Box 25, Beckenham, Kent, BR3 4BR, as soon as possible, but in any event no later than 12 noon on 20 June 2006. Completion and return of the Form of Proxy will not prevent you from attending in person and voting at the meeting should you subsequently decide to do so.

Recommendation
Your Directors consider that the proposals described in this letter are in the best interests of shareholders as a whole and unanimously recommend shareholders to vote in favour of the resolutions to be proposed at the AGM, as they intend to do (other than in respect of their own appointments as Directors and in respect of any Resolutions in which they have an interest) in respect of their beneficial holdings, amounting in aggregate to 23,914,421 Ordinary Shares, representing approximately 29.74 per cent. of the Company's issued Ordinary Shares, of which 0.03 per cent. is held by the Independent Directors.

Yours sincerely,



Peter Hambro
Chairman

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the 4th Annual General Meeting of the Company will be held at 12 noon on Tuesday 22 June 2006 at 11 Grosvenor Place, London SW1X 7HH (the "Notice") for the following purposes:

Ordinary Business:

1 To receive and adopt the report of the Directors and the audited accounts of the Company for the year ended 31 December 2005 together with the report of the auditors.

2 To re-elect Alfiya Samokhvalova, who was appointed during the year and retires in accordance with Article 86 of the Company's Articles of Association and who, being eligible, offers herself for re election as a Director.

3 To re-elect Peter Hill-Wood, who retires by rotation in accordance with Article 91 of the Company's Articles of Association and who, being eligible, offers himself for re election as a Director.

4 To re-elect Philip Leatham, who retires by rotation in accordance with Article 91 of the Company's Articles of Association and who, being eligible, offers himself for re election as a Director.

5 To re-elect Alexei Maslovsky, who retires by rotation in accordance with Article 91 of the Company's Articles of Association and who, being eligible, offers himself for re election as a Director.

6 To re-elect Moore Stephens LLP as auditors of the Company until the conclusion of the next general meeting at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special Business:

7 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

THAT, the Directors be and they are hereby generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 (the "Act") (and in substitution for any existing power to allot relevant securities) to exercise all the powers of the Company to allot relevant securities (within the meaning of the said section 80) up to an aggregate nominal amount of £395,949 during the period commencing on the date of the passing of this Resolution and expiring five years from the date of the passing of this Resolution, but so that this authority shall allow the Company to make before the expiry of this authority offers or agreements which would or might require relevant securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot relevant securities in pursuance of such offers or agreements.

8 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT the Directors be and they are hereby empowered, pursuant to section 95 of the Act:

(i) subject to the passing of Resolution 7 set out in the Notice, to allot equity securities (within the meaning of section 94 of the Act) for cash pursuant to the authority given in accordance with section 80 of the Act by the said Resolution 7; and

(ii) to transfer equity securities (within the meaning of section 94 of the Act) which are held by the Company in treasury

as if section 89(1) of the Act did not apply to any such allotment and/or transfer, provided that this power shall be limited to the allotment or transfer of equity securities:

(a) in connection with or the subject of an offer or invitation, including a rights issue or open or equivalent offer, open for acceptance for a period fixed by the Directors, to holders of Ordinary Shares and such other equity securities of the Company as the Directors may determine on the register on a fixed record date in proportion (as nearly as may be) to their respective holdings of such securities or in accordance with the rights attached thereto, including equity securities which, in connection with such offer or invitation, are the subject of, or the arrangements for which provide for, such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements that would otherwise arise or with legal or practical problems under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise;

(b) pursuant to the terms of any share option scheme adopted by the Company (and any shares acquired or held by the Company in treasury may be transferred in satisfaction of the exercise of options under any of the Company's share option schemes); and

(c) (otherwise than pursuant to sub-paragraphs (a) and (b) above) up to an aggregate nominal amount of £160,810

and shall expire at the conclusion of the Annual General Meeting of the Company in 2007, or, if earlier, on the date falling 15 months after the date of the passing of this Resolution except that the Company may before such expiry make offers or agreements which would or might require equity securities to be allotted after such expiry and notwithstanding such expiry the Directors may allot equity securities in pursuance of such offers or agreements and all authorities previously conferred under section 95 of the Act be and they are hereby revoked, provided that such revocation shall not have retrospective effect.

9 To consider and, if thought fit, to pass the following resolution as a Special Resolution:

THAT, in substitution for any existing power under section 166 of the Act, but without prejudice to the exercise of any such power prior to the date of the passing of this Resolution, the Company be and is hereby generally and unconditionally authorised, pursuant to and in accordance with section 166 of the Act, to make a market purchase or market purchases (within the meaning of section 163(3) of the Act) of its Ordinary Shares in such a manner and on such terms as the Directors may from time to time determine provided that:

(a) the maximum aggregate number of Ordinary Shares hereby authorised to be so acquired is 8,040,505 or, if the Ordinary Shares have a nominal value other than £0.01 each, such number as has an aggregate nominal value equal to £80,405;

(b) the minimum price which may be paid for each Ordinary Share is £0.01 per share;

(c) the maximum price (exclusive of expenses) which may be paid for each Ordinary Share is not more than 5 per cent. above the average of the middle market quotations derived from the Daily Official List for the five business days immediately preceding the date of purchase of the shares;

(d) the authority hereby conferred shall expire at the conclusion of the Annual General Meeting of the Company in 2007, or if earlier, on the date falling 15 months after the date of the passing of this Resolution, unless such authority is revoked, varied or renewed prior to such time; and

(e) the Company may, prior to the expiry of the authority hereby conferred, enter into a contract or contracts to purchase Ordinary Shares under such authority which will or may be executed wholly or partly after such expiry, and may purchase Ordinary Shares pursuant to such contract.

10 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution

THAT the entry into certain arrangements between the Group and Aricom (as defined in the circular to Shareholders dated 16 May 2006) up to the threshold value of 10% of the net assets of the Group for any one transaction be and is hereby approved.

11 To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

THAT the payment of the Scheme Payment (as defined in the circular to Shareholders dated 16 May 2006) be and is hereby approved.

Dated 16 May 2006

Registered office:
11 Grosvenor Place
Belgravia
London SW1X 7HH

By Order of the Board

Anna-Karolina Subczynska-Samberger
Company Secretary

Notes:

1 A member entitled to attend and vote at the Meeting may appoint one or more proxies to attend and (on a poll) vote instead of him. A proxy need not be a member of the Company.

2 A Form of Proxy is provided with this Notice. Completion and return of such a proxy will not prevent a member from attending the Meeting and voting in person.

3 To be effective, the Form of Proxy and any power of attorney or other authority under which it is signed (or a notarially certified copy of such authority) must be deposited with the Company's registrars, Capita Registrars (Proxies), PO Box 25, Beckenham, Kent, BR3 4BR not less than 48 hours before the time of the holding of the Meeting or any adjournment thereof.

4 Pursuant to regulation 41(1) of the Uncertificated Securities Regulations 2001 (2001 No. 3755) the Company has specified that only those members registered on the register of members of the Company at 12 noon on 20 June 2006 shall be entitled to attend and vote at the Meeting in respect of the number of Shares registered in their name at that time. Changes to the register of members after 12 noon on 20 June 2006 shall be disregarded in determining the rights of any person to attend and vote at the Meeting.

5 The Register of Directors' interests in the shares of the Company and copies of the service agreements between the Company and its Directors will be available for inspection at the registered office of the Company during usual business hours on any weekday (Saturdays, Sundays and public holidays excluded) until the date of the Meeting and also on the date and at the place of the Meeting from 15 minutes prior to the commencement of the Meeting until the conclusion thereof.